

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditor's Report Thereon)

Contents



Independent Auditor's Report

<u>English translation of a Report Originally Issued in Korean</u>

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (collectively referred to as the "Company"), which comprise the separate statements of financial position as at December 31, 2022 and 2021, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Separate Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea
March 6, 2023

This report is effective as of March 6, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.
Separate Statements of Financial Position
As of December 31, 2022 and 2021

(In millions of won, except share data)	Note		2022	2021
Assets				
Cash and due from banks	10,40	₩	407,852	300,616
Financial assets at fair value through profit or loss	11		864,401	923,620
Derivative assets	12		138,072	56,986
Credit card receivables at amortized cost and other	13		35,676,297	32,747,588
Lease assets	14		1,944,821	1,397,773
Financial assets at fair value through other comprehensive income	16		375,471	197,019
Property and equipment, net	15,17		623,982	629,594
Intangible assets	18		90,256	79,915
Investments in subsidiaries and others	19		325,082	273,547
Current tax assets	39		21,634	93
Deferred tax assets	39		116,841	132,662
Investment properties	20		45,959	47,201
Defined benefit assets	24		36,795	
Other assets	21		1,640,945	1,250,346
Total assets		₩	42,308,408	38,036,960
Liabilities				
Derivative liabilities	12	₩	-	11,056
Borrowings	22		11,616,048	9,371,167
Debentures, net	23		18,467,463	17,771,399
Net defined benefit obligations	24		-	35,341
Current tax liabilities	39		79,203	181,290
Provisions	25		237,320	222,564
Other liabilities	15,26		4,551,597	3,748,097
Total liabilities		₩	34,951,631	31,340,914
Equity				
Common stock	27		626,847	626,847
Hybrid bonds			399,901	-
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,893	1,871
Accumulated other comprehensive loss	27		(35,432)	(36,868)
Retained earnings	27,28		5,502,976	5,243,604
Total equity			7,356,777	6,696,046
Total liabilities and equity		₩	42,308,408	38,036,960

See accompanying notes to the separated financial statements

SHINHAN CARD CO., LTD.
Separate Statements of Financial Position (continued)
As of December 31, 2022 and 2021

(In millions of won, except earnings per share)	Note		2022	2021
Interest income		₩	2,344,686	2,187,419
Interest expense			(677,497)	(486,243)
Net interest income	32		1,667,189	1,701,176
Fee and commission income			1,740,291	1,607,893
Fee and commission expense			(1,221,557)	(1,150,795)
Net fee and commission income	33		518,734	457,098
Dividend income	34		415	430
Net gain on financial assets at fair value through profit or loss	11		38,774	18,073
Net gain(loss) on derivatives	12		113,871	85,323
Net gain(loss) on foreign currency transactions	7		(78,497)	(63,729)
Provision for credit loss allowance	35		(509,009)	(384,452)
General administrative expenses	36		(692,538)	(715,176)
Other operating expense, net	37		(322,602)	(205,034)
Operating income			736,337	893,709
Non-operating income, net	38		64,838	4,404
Share of loss of associates	19		(5,201)	(11,777)
Profit before income tax			795,974	886,336
Income tax expense	39		(186,361)	(228,216)
Profit for the year		₩	609,613	658,120
Other comprehensive income (loss):				
Items that will never be reclassified to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	30,697	409
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		6,047	5,473
Items that are or may be reclassified subsequently to profit or loss				
Loss on financial assets at fair value through other comprehensive income			(17,031)	(862)
Net changes in the unrealized fair value of cash flow hedges	12,27		(18,277)	13,751
Other comprehensive income for the year, net of tax			1,436	18,771
Total comprehensive income for the year		₩	611,049	676,891
Earnings per share				
Basic and diluted earnings per share (in won)	30		4,762	5,249

See accompanying notes to the separated financial statements

SHINHAN CARD CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2022 and 2021

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2021	₩	626,847	-	860,592	2,219	(52,868)	4,976,999	6,413,789
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(394,286)	(394,286)
Share-based payment transactions		-	-	-	(348)	-	-	(348)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	658,120	658,120
Remeasurement of the net defined benefit obligations		-	-	-	-	409	-	409
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	1,840	2,771	4,611
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	13,751	-	13,751
Balance at December 31, 2021	₩	626,847	-	860,592	1,871	(36,868)	5,243,604	6,696,046
Balance at January 1, 2022	₩	626,847	-	860,592	1,871	(36,868)	5,243,604	6,696,046
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(337,620)	(337,620)
Share-based payment transactions		-	-	-	22	-	-	22
Issuance of hybrid bonds		-	399,901	-	-	-	-	399,901
Dividend on hybrid bonds		-	-	-	-	-	(12,621)	(12,621)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	609,613	609,613
Remeasurement of the net defined benefit obligations		-	-	-	-	30,697	-	30,697
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(10,984)	-	(10,984)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(18,277)	-	(18,277)
Balance at December 31, 2022	₩	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777

See accompanying notes to the separated financial statements

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(In millions of won)		2022	2021
Cash flows from operating activities			
Profit before income tax	₩	795,974	886,336
Adjustments for:			
Interest income		(2,344,686)	(2,187,419)
Interest expense		677,497	486,243
Dividend income		(415)	(430)
Fee and commission income		32,470	18,862
Fee and commission expense		670	107
Net gain on sale of financial assets at fair value through profit or loss		(7,102)	(3,024)
Net gain on valuation of financial assets at fair value through profit or loss		(4,494)	(1,017)
Net loss on valuation and transaction of derivatives		1,133	35
Net gain on derivatives		(118,611)	(93,096)
Net loss on derivatives		4,740	7,773
Net gain on foreign currency transactions		(9,483)	(9,242)
Net loss on foreign currency transactions		120,554	95,811
Provision for credit loss allowance		509,009	384,452
Employee-related expenses		24,211	26,012
Depreciation expenses		53,885	60,957
Increase in provision for restoration		20	16
Other operating income		-	(24,273)
Other operating expenses		351,390	256,773
Non-operating income		(62,974)	(514)
Non-operating expenses		1,547	1,540
Subsidiary Investment Stock Damage Loss		5,201	11,777
		(765,438)	(968,657)
Changes in assets and liabilities:			
Financial assets at fair value through profit or loss		75,103	230,160
Credit card receivables at amortized cost and other		(3,250,701)	(2,990,712)
Lease assets		(898,355)	(638,131)
Other assets		(401,899)	(317,184)
Net defined benefit obligations		(49,989)	(25,978)
Provisions		(22,206)	(8,712)
Other liabilities		545,795	(28,364)
		(4,002,252)	(3,778,921)
Income taxes paid		(295,341)	(77,874)
Interest received		2,177,939	2,045,053
Interest paid		(636,285)	(474,313)
Dividend received		415	430
Net cash outflow from operating activities	₩	(2,724,988)	(2,367,946)

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows (continued)
For the years ended December 31, 2022 and 2021

(In millions of won)		2022	2021
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	9,339	3,024
Acquisition of financial assets at fair value through profit or loss		(14,760)	(4,922)
Proceeds from disposal of financial assets at fair value through other comprehensive income		-	4,368
Acquisition of financial assets at fair value through other comprehensive income		(192,894)	(162,623)
Proceeds from disposal of Investments in subsidiaries and others		12,163	-
Acquisition of investments in subsidiaries and others		(68,899)	(72,370)
Proceeds from disposal of property and equipment		76,709	1,078
Acquisition of property and equipment		(33,391)	(48,265)
Proceeds from disposal of intangible assets		637	-
Acquisition of intangible assets		(27,854)	(46,423)
Decrease in security deposits paid		4,557	50,365
Increase in security deposits paid		(4,193)	(55,165)
Net cash outflow from investing activities		(238,586)	(330,933)
Cash flows from financing activities			
Proceeds from borrowings		5,728,510	4,848,684
Repayment of borrowings		(3,517,500)	(2,382,092)
Proceeds from debentures		6,200,800	4,092,948
Repayment of debentures		(5,595,000)	(3,600,000)
Cash inflows from cash flow hedges		477,760	369,528
Cash outflows from cash flow hedges		(480,960)	(374,424)
Repayment of lease liabilities		(8,510)	(7,850)
Dividends paid		(337,620)	(394,287)
Increase in security deposits received		215,470	91,577
Increase in advance payments		-	(3,159)
Issuance of hybrid bonds		399,901	-
Payment of dividend on hybrid bonds		(12,041)	-
Net cash inflow from financing activities		3,070,810	2,640,925
Net increase (decrease) in cash and cash equivalents		107,236	(57,954)
Cash and cash equivalents at the beginning of the year		300,580	358,534
Cash and cash equivalents at the end of the year (Note 40)	₩	407,816	300,580

See accompanying notes to the separated financial statements

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2022 and 2021
(In millions of won)

1. Reporting Entity

Shinhan Card Co., Ltd. (the "Company") was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2022, the Company has approximately 20.75 million (actual member criteria) personal credit card holders, 1.96 million merchants in its network and 29 branch offices (including head office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

2. Basis of Preparation

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea stipulated in Article 5-1-1 of the Act on External.

These financial statements are separate financial statements prepared in accordance with Korean IFRS1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2023, which will be submitted for approval to the shareholder's meeting to be held on March 22, 2023.

(a) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:
- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company's functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

2. **Basis of Preparation (continued)**

(c) Use of estimates and judgements

The preparation of the separate financial statements in conformity with Korean-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Company uses forward-looking information to estimate expected credit loss in accordance with Korean IFRS1109 'Financial Instruments'. For the year ended December 31, 2022, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2022 is re-estimated using the updated forward-looking information on GDP rate, private consumption growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Company will continue to monitor the economic effects of the COVID-19.

(d) Changes in accounting policies

Except for following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2022, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021. There are other new standards applied from January 1, 2022, which does not have a significant impact on the Company's financial statements.

(i) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

i) Korean IFRS 1116 Leases – Covid-19-Related Rent Concessions beyond 30 June 2021

The amendments permit a lessee to apply the practical expedient regarding COVID-19-related rent concessions to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022. The lessee should apply practical expedient in a consistent manner, to the contracts with similar characteristics in similar situations. The amendments do not have a significant impact on the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies (continued)

(i) New and amended standards and interpretations adopted by the Company (continued)

ii) Korean IFRS 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 'Provisions, Contingent Liabilities and Contingent Assets', and Korean IFRS 2121 'Levies'. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the separate financial statements.

iii) Korean IFRS 1016 'Property, Plant and Equipment ' amended – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments do not have a significant impact on the separate financial statements.

iv) Korean IFRS 1037, 'Provisions, Contingent Liabilities and Contingent Assets' amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the separate financial statements.

v) Annual Improvements to Korean IFRS's 2018-2020 Cycle

For Annual Improvements to *Korean IFRS* 's 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and earlier application is permitted. The amendments do not have a significant impact on the separate financial statements.
- Korean IFRS1101, 'First-time Adoption of K-IFRS'-First-time adopter subsidiaries
- Korean IFRS1109, 'Financial Instruments' -10% test-related fee for financial liabilities removal
- Korean IFRS1041, 'Agriculture' - Fair value measurement

(ii) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2022 and have not been early adopted by the Company.

i) Korean IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review of the impact on the amendments on the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies (continued)

(ii) New standards and amendments not yet adopted by the Company (continued)

ii) Korean IFRS 1001 'Presentation of Financial Statements' amended - Disclosure of Accounting Policies

The amendments require an entity to define and to disclose its material information about accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review of the impact on the amendments on the separate financial statements.

iii) Korean IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors' amended - Definition of Accounting Estimates

The amendments clarify the definition of accounting estimates and how distinguish it from a change in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Korean IFRS 1012 'Income Taxes' - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

Under the amendments, an entity does not apply the initial recognition exemption for transactions which involve the recognition of both an asset and liability – which in turn leads to equal taxable and deductible temporary differences. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

v) Korean IFRS 1117 'Insurance Contracts'

Korean IFRS 1117 'Insurance Contracts' supersedes Korean IFRS 1104 'Insurance Contracts'. According to Korean IFRS 1117, the Company estimates all cash flows under the insurance contract and measure insurance liabilities by using discount rates that reflect assumptions and risks at the reporting point, then recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder for each fiscal year. Investment components (such as refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses.

This amendment is effective for annual periods beginning on or after January 1, 2023, an earlier application is permitted for companies which have adopted Korean IFRS 1109 'Financial instruments'. The Company expects that the amendments will have no significant impact on the separate financial statements.

vi) Korean IFRS 1001 'Presentation of Financial Statements' – Classification of Debt with Covenants as Current or Non-current

The amendments require disclosure of the carrying amount of the financial liability and its related gains or losses if, all or part of a financial instrument subject to adjustment of the exercise price according to changes in the issuer's stock price. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies

Significant accounting policies applied by the Company in preparation of its separate financial statements are described below. The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a) Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with Korean IFRS 1027, Separate Financial Statements. The Company applied the cost method in accordance with Korean IFRS 1027 and methods in accordance with Korean IFRS 1109 Financial Instruments to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and call deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(c) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument.

At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") – debt investment; FVOCI – equity investment; or fair value through profit or loss ("FVTPL").

When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Company's next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

   (c) Non-derivative financial assets (continued)

   (ii) Classification and subsequent measurement (continued)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (See Note 7). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account for the following:
- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset. Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies (continued)

(c) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

To make an assessment, the Company considers the following:
- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features;
- Terms and conditions that limit the Company's claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired at a significant discount or premium to the contractual face value, the prepayment amount effectively represents the contractual face value and the contractual interest accrual (however unpaid), and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 3 (d) for derivative financial assets designated as the hedging instruments.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(c) Non-derivative financial assets (continued)

(iii) Derecognition of financial assets

Financial asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge. The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies (continued)

(d) Derivative financial assets (continued)

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. Effective portion of the changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item determined on the basis of present value from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the cash flow hedge reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item. For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amounts recognized in other comprehensive income is reclassified to profit or loss as reclassification adjustments at the disposal of the foreign operation.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(e) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost

The Company measures loss allowances at an amount equal to the lifetime expected credit losses "ECLs", except for the following, which are measured as twelve-month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less
- Significant changes in credit rating occur; or
- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

   (f) Impairment of financial assets (continued)

   The Company considers a financial asset to be in default when:
   - The financial asset is more than 90 days past due.

   When estimating ECLs, the maximum period is the maximum contractual period over which the Company is exposed to credit risk.

   (i) Measurement of ECLs

   ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

   (ii) Credit-impaired financial assets

   At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit- impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

   Evidence that financial assets impaired includes the following observable information.
   Significant financial difficulty of the borrower or issuer
   Default or delinquency in interest or principal payments
   Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
   Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
   The disappearance of an active market for a security
   Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

   (iii) Presentation of impairment

   Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

   (iv) Write-off

   The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(g) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After initial recognition, an item of property and equipment is recognized at its carrying amount, which is the amount of its acquisition cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Company will economically benefit from the part and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying amount of the item and the proceeds from the disposal and are recognized as non-operating income.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

(h) Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies (continued)

(h) Intangible assets (continued)

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets. Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(i) Leases

(i) Lessor

Where the Company is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(i) Leases (continued)

Fixed payments (including in-substance fixed payments), less any lease incentives receivable
Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
Amounts expected to be payable by the Company (the lessee) under residual value guarantees
The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and
Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing, and make adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or   market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting
point to determine the incremental borrowing rate.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments
based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use
asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:
- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. Although the Company elected to apply the revaluation model to its land and buildings that are presented in property and equipment, the Company did not choose to apply that revaluation model to buildings held by the Company that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies (continued)

(j) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(k) Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

(l) Non-derivative financial liabilities

The company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the company financial statements when the company becomes the party to the contractual agreement.

(i) Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss. Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(l) Non-derivative financial liabilities (continued)

(iii) Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(m)Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss. Short-term employee benefits are measured with undiscounted amounts.

(ii) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset. Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceeding the obligations for contributions for the service provided before the end of reporting period, the Company recognizes the decrease in future payments or cash refunds as an asset (prepaid expense).

Defined benefit plans

The Company recognizes defined benefit liabilities related to defined benefit plans at the present value of the defined benefit obligations less the fair value of plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds form the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits consideration is given to any applicable minimum funding requirements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(m) Employee benefits (continued)

(ii) Post-employment benefit plan (continued)

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and
benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes the gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(iii) Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value

(n) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the end of the reporting period and taken into account the risks and uncertainties that inevitably surround events and circumstances. Where the effect of the time value of money is material, the amount of a provision is measured at the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions regarding litigation and unused credit commitments for credit purchases and cash advances. Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default. In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

 (o) Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(p) Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(q) Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

In the case of cash-settled share-based payment transactions in which cash is paid in exchange for the goods or services received, the goods or services received and the liabilities borne in return are measured at fair value and recognized as employee benefit expenses and liabilities during the vesting period. I'm doing it. In addition, the fair value of the liability is remeasured at the end of each reporting period and at the final settlement date until the liability is settled, and the change in fair value is recognized as salary.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. Significant Accounting Policies (continued)

(r) Revenue from contracts with customers

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). However, the Company recognizes service charges from delinquent cardholders on cash basis. Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan. The amortization of deferred fee is recognized as operating revenue or expense by the effective interest rate method.

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits ("points") and other components of the fee and commission income. The Company provides awards, in the form of price discounts or by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value
of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. The amount allocated to the points is regarded as consideration payable to the customer and recognized as a reduction of fee and commission income.

(s) Finance income and finance costs

The Company's Finance income and finance costs consist of:
- Interest income;
- Interest expense;
- Dividend income;
- Net income or loss on financial assets measured at fair value through profit or loss;
- Net income or loss on foreign currency transactions;
- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;
- Remeasurement gains on acquirer's previously held equity interest in the acquiree at its acquisition-date fair value;
- Loss of changes in fair value of contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense was recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established. In addition, it is presented by deducting handling fee income and incidental costs loan from loan products and depreciated in accordance with the Act of Effective Interest Rate during the loan period to recognize revenue and expenses.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

(t) Income taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned nine domestic subsidiaries including the Company. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. The consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Tax uncertainty arises from the Company's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Company has paid tax according to Korean IFRS 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

If there are any additional corporate tax expenses incurred by dividend payments, it is recognized at the time the liability related to the dividend payments are recognized.

(u) Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

3. **Significant Accounting Policies (continued)**

   (v) Insurance contracts

   Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. A contract that meets the definition of an insurance contract remains an insurance contract until all rights and obligations are extinguished. The Company recognized assets and liabilities related to insurance contracts as other assets and liabilities in the separate statements of financial position and income and expenses related to insurance contracts as other commission income and expense in the separate statements of comprehensive income.

   The Company recognizes insurance liabilities to provision the future payment that will be paid based on above insurance contracts, and details are as follows:

   (i) Premium reserves

   The Company reserves expected amount to be paid after the reporting period although the insured event had occurred before the reporting period.

   (ii) Unpaid premium reserves

   At the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management

(a) General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk

This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies, and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. To assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

- Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. Through a regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

- Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise-level crisis management system

The Company maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group's survival as a going concern. The Company maintains crisis planning for three levels of contingencies, namely, 'alert', 'imminent crisis' and 'crisis' determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of six stages, Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(v) Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company's internal information, external information from Credit Bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Company's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers' credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, the Company uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and the Company uses it to monitor members and monitor portfolio risk exposures.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these separate financial statements but also off-balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to or exceed limits.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company's maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2022 and 2021 are as follows. Cash held by the Company is excluded.

		2022	2021
Due from banks and credit card receivables at amortized cost and other (*)			
Banks	₩	408,025	300,798
Retail		6,085,132	5,583,934
Government/Public section /Central bank		24	77
Corporations		2,512,716	2,339,495
Credit card receivables Card		27,078,250	24,823,898
		36,084,147	33,048,202
Financial assets at FVTPL			
Debt securities		9,924	3,803
Beneficiary certificates		846,091	914,768
		856,015	918,571
Financial assets at FVOCI			
Debt securities		302,693	161,494
Derivative financial assets		138,072	56,986
Other assets (*)			
Other financial assets		1,104,657	868,966
	₩	38,485,584	35,054,219

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2022 and 2021, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,358,278 million, and ₩87,060,206 million, respectively. As of December 31, 2022 and 2021, the balance of the Borrowing guarantee we provided to the subsidiary are ₩342,367 million and ₩220,516 million. As of December 31, 2022 and 2021, the securities purchase agreement signed by the Company are ₩104,546 million and ₩34,468 million, respectively.
.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2022 and 2021 are as follows:

	2022							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks ₩	407,994	36	-	-	-	408,030	(5)	408,025
Retail	4,904,221	878,976	196,049	153,046	32,298	6,164,590	(79,458)	6,085,132
Government /Public section /Central bank	24	-	-	-	-	24	-	24
Corporations	596,746	1,828,910	888	116,203	2,531	2,545,278	(32,562)	2,512,716
Card receivable	20,852,155	2,447,763	1,670,823	2,647,382	486,574	28,104,697	(1,026,447)	27,078,250
	26,761,140	5,155,685	1,867,760	2,916,631	521,403	37,222,619	(1,138,472)	36,084,147
Financial assets at FVOCI								
Debt securities (*)	302,693	-	-	-	-	302,693	-	302,693
₩	27,063,833	5,155,685	1,867,760	2,916,631	521,403	37,525,312	(1,138,472)	36,386,840

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2022 is ₩98 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2022 and 2021 are as follows (continued):

		2021							
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost									
Banks	₩	300,798	-	-	-	-	300,798	-	300,798
Retail		4,441,191	906,266	145,779	126,342	24,304	5,643,882	(59,948)	5,583,934
Government /Public section /Central bank		77	-	-	-	-	77	-	77
Corporations		746,890	1,508,038	1,378	106,002	2,255	2,364,563	(25,068)	2,339,495
Card receivable		18,792,787	2,329,608	1,829,345	2,335,645	421,813	25,709,198	(885,300)	24,823,898
		24,281,743	4,743,912	1,976,502	2,567,989	448,372	34,018,518	(970,316)	33,048,202
Financial assets at FVOCI									
Debt securities (*)		161,494	-	-	-	-	161,494	-	161,494
	₩	24,443,237	4,743,912	1,976,502	2,567,989	448,372	34,180,012	(970,316)	33,209,696

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2021 is ₩ 24 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance item based on measurement method of loss allowance by internal credit rating as of December 31, 2022 and 2021 are as follows:

		2022			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	342,367	-	-	342,367
Loan commitments and other credit related liabilities					
12-month expected credit loss		86,373,438	2,217,839	-	88,591,277
Lifetime expected credit loss		1,890,951	976,498	-	2,867,449
Impaired financial asset		-	-	4,098	4,098
		88,264,389	3,194,337	4,098	91,462,824
	₩	88,606,756	3,194,337	4,098	91,805,191

		2021			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	220,516	-	-	220,516
Loan commitments and other credit related liabilities					
12-month expected credit loss		80,299,149	2,333,776	-	82,632,925
Lifetime expected credit loss		3,469,031	988,835	-	4,457,866
Impaired financial asset		-	-	3,883	3,883
		83,768,180	3,322,611	3,883	87,094,674
	₩	83,988,696	3,322,611	3,883	87,315,190

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public section/central banks are classified as prime, while others are classified as normal.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2022 and 2021 are as follows:

		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
2022										
Due from banks and credit card receivables at amortized cost										
Banks	₩	408,025	-	-	-	-	-	-	-	408,025
Retail		6,073,087	1,340	70	16	-	248	8,797	1,574	6,085,132
Government/Public section /Central bank		24	-	-	-	-	-	-	-	24
Corporations		2,373,313	-	-	-	-	139,403	-	-	2,512,716
Card receivable		27,007,623	10,055	337	2,225	254	1,901	38,312	17,543	27,078,250
		35,862,072	11,395	407	2,241	254	141,552	47,109	19,117	36,084,147
Securities at fair value through profit or loss		856,015	-	-	-	-	-	-	-	856,015
Securities at fair value through other comprehensive income		302,693	-	-	-	-	-	-	-	302,693
		37,020,780	11,395	407	2,241	254	141,552	47,109	19,117	37,242,855
Off-balance accounts										
Guarantees		-	-	-	-	-	117,603	-	224,764	342,367
Loan commitments and other liabilities related credit		91,272,312	33,083	1,021	10,685	769	4,132	93,353	47,469	91,462,824
	₩	91,272,312	33,083	1,021	10,685	769	121,735	93,353	272,233	91,805,191

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2022 and 2021 are as follows:

		2021								
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost										
Banks	₩	300,798	-	-	-	-	-	-	-	300,798
Retail		5,571,212	2,202	84	15	-	179	8,196	2,046	5,583,934
Government/Public section/Central bank		77	-	-	-	-	-	-	-	77
Corporations		2,209,090	-	-	-	-	130,405	-	-	2,339,495
Card receivable		24,762,956	8,853	377	1,989	215	1,423	32,198	15,887	24,823,898
		32,844,133	11,055	461	2,004	215	132,007	40,394	17,933	33,048,202
Securities at fair value through profit or loss		918,572	-	-	-	-	-	-	-	918,572
Securities at fair value through other comprehensive income		161,494	-	-	-	-	-	-	-	161,494
		33,924,199	11,055	461	2,004	215	132,007	40,394	17,933	34,128,268
Off-balance accounts										
Guarantees		-	-	-	-	-	76,118	-	144,398	220,516
Loan commitments and other liabilities related credit		86,920,624	30,601	953	10,861	751	3,519	82,119	45,246	87,094,674
	₩	86,920,624	30,601	953	10,861	751	79,637	82,119	189,644	87,315,190

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2022 and 2021 are as follows:

					2022				
Classification	Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost:									
Banks	₩ 408,025	-	-	-	-	-	-	-	408,025
Retail	-	-	-	-	-	-	-	6,085,132	6,085,132
Government/Public section/Central bank	-	-	-	-	-	-	24	-	24
Corporations	206,625	355,412	359,662	208,190	175,029	8,190	1,199,608	-	2,512,716
Card receivable	64,346	274,169	255,931	45,030	45,936	19,473	1,053,766	25,319,599	27,078,250
	678,996	629,581	615,593	253,220	220,965	27,663	2,253,398	31,404,731	36,084,147
Securities at FVTPL	-	-	-	-	-	-	856,015	-	856,015
Securities at FVOCI	-	-	-	-	-	-	302,693	-	302,693
	678,996	629,581	615,593	253,220	220,965	27,663	3,412,106	31,404,731	37,242,855
Off-balance accounts									
Guarantees	342,367	-	-	-	-	-	-	-	342,367
Loan commitments and other liabilities related to credit	292,848	735,625	531,173	177,612	125,114	89,081	1,863,103	87,648,268	91,462,824
	₩ 635,215	735,625	531,173	177,612	125,114	89,081	1,863,103	87,648,268	91,805,191

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2022 and 2021 are as follows:

Classification		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Others	Retail customers	Total
					2021					
Due from banks and credit card receivables at amortized cost:										
Banks	₩	300,798	-	-	-	-	-	-	-	300,798
Retail		-	-	-	-	-	-	-	5,583,934	5,583,934
Government/Public section/Central bank		-	-	-	-	-	-	77	-	77
Corporations		389,361	331,955	407,942	158,264	162,412	6,667	882,894	-	2,339,495
Card receivable		51,024	250,764	218,869	43,130	40,788	18,653	944,680	23,255,990	24,823,898
		741,183	582,719	626,811	201,394	203,200	25,320	1,827,651	28,839,924	33,048,202
Securities at FVTPL		-	-	-	-	-	-	918,571	-	918,571
Securities at FVOCI		-	-	-	-	-	-	161,494	-	161,494
		741,183	582,719	626,811	201,394	203,200	25,320	2,907,716	28,839,924	34,128,267
Off-balance accounts										
Guarantees		220,516	-	-	-	-	-	-	-	220,516
Loan commitments and other liabilities related to credit		315,035	711,063	607,284	191,309	128,575	105,521	1,826,610	83,209,277	87,094,674
	₩	535,551	711,063	607,284	191,309	128,575	105,521	1,826,610	83,209,277	87,315,190

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Company estimates based on its business plan and management strategy.

The Company analysed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the COVID-19 economic situation, the Company reviewed three scenarios: upside, central, and downside, and reflected the final forward-looking information.

Major macroeconomic variables (*)	Correlation between credit risks
GDP growth rate	Negative correlation
Private consumption growth rate	Negative correlation
Facility investment growth rate	Negative correlation
Base rate	Positive correlation
Domestic consumption growth rate	Negative correlation

(*) In addition to the above table, the forecast for the composite stock index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Economic indicators have worsened in 2022 due to the economic contraction caused by the COVID-19. However, the historical default rate of the Company has remained stable because of various government support in response to the COVID-19.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the sensitivity analysis of the impact on the Company's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant, the impact of sensitivity analysis on the Company's credit loss allowance is not significant.

Scenarios	100% Assumption	Difference to book amount
Upside	₩ 1,295,654	₩ (68,069)
Central	1,349,478	(14,245)
Downside	1,436,017	72,295

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Company sets the goal of "month-end liquidity" as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2022 and 2021 are as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the separate statements of financial position, as they include estimated interest payments. The Company expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
		2022						
Assets:								
Cash and due from banks (*1)	₩	407,816	-	-	-	-	-	407,816
Credit card receivables at amortized cost and other		11,901,844	7,154,973	4,162,091	5,258,052	10,070,402	447,659	38,995,021
Financial assets at FVTPL		864,401	-	-	-	-	-	864,401
Financial assets at FVOCI		302,693	-	-	-	-	72,778	375,471
Other financial assets		1,063,717	11,421	3,396	21,645	23,028	100	1,123,307
	₩	14,540,471	7,166,394	4,165,487	5,279,697	10,093,430	520,537	41,766,016
Liabilities:								
Borrowings	₩	279,719	735,060	261,882	1,222,204	9,411,436	-	11,910,301
Debentures		381,153	936,445	1,427,427	3,822,741	12,655,555	370,933	19,594,254
Other financial liabilities		3,184,349	14,064	30,063	52,253	595,547	3,992	3,880,268
	₩	3,845,221	1,685,569	1,719,372	5,097,198	22,662,538	374,925	35,384,823
Off-balance items (*2):								
Guarantees	₩	342,367	-	-	-	-	-	342,367
Securities purchase agreement		104,546	-	-	-	-	-	104,546
Credit card unused credit commitments		91,358,278	-	-	-	-	-	91,358,278
	₩	91,805,191	-	-	-	-	-	91,805,191

(*1) Restricted due from banks as of December 31, 2022 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2021			
Assets:								
Cash and due from banks(*1)	₩	300,580	-	-	-	-	-	300,580
Credit card receivables at amortized cost and other		10,730,754	6,443,510	4,426,817	5,111,110	8,517,253	371,501	35,600,945
Financial assets at FVTPL		923,620	-	-	-	-	-	923,620
Financial assets at FVOCI		161,494	-	-	-	-	35,525	197,019
Other financial assets		826,655	7,515	5,883	13,916	29,273	2,125	885,367
	₩	12,943,103	6,451,025	4,432,700	5,125,026	8,546,526	409,151	37,907,531
Liabilities:								
Borrowings	₩	564,172	808,631	457,818	881,119	6,850,251	-	9,561,991
Debentures		490,026	279,002	1,087,200	2,652,851	13,359,515	641,606	18,510,200
Other financial liabilities		2,632,850	14,682	23,222	39,426	399,109	12,171	3,121,460
	₩	3,687,048	1,102,315	1,568,240	3,573,396	20,608,875	653,777	31,193,651
Off-balance item(*2):								
Guarantee	₩	220,516	-	-	-	-	-	220,516
Securities purchase agreement		34,468	-	-	-	-	-	34,468
Unused credit commitments		87,060,206	-	-	-	-	-	87,060,206
	₩	87,315,190	-	-	-	-	-	87,315,190

(*1) Restricted due from banks as of December 31, 2021 are excluded.
(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivatives financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2022 and 2021 are as follows.

The amounts shown in the table were calculated based on the information below.
- Gross settlement derivatives: gross amount of cash received or paid.
- Net settlement derivatives: net amount of cash received or paid.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years~	Total
		2022						
Net settlement cash outflow	₩	3,024	2,612	4,824	5,376	14,489	3,887	34,212
Gross settlement cash inflow		6,337	5,673	6,101	18,111	1,887,961	-	1,924,183
Gross settlement cash outflow		(5,724)	(3,445)	(4,848)	(13,895)	(1,716,445)	-	(1,744,357)
	₩	3,637	4,840	6,077	9,592	186,005	3,887	214,038

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years~	Total
		2021						
Net settlement cash outflow	₩	(295)	(963)	(916)	(1,005)	(721)	(2,377)	(6,277)
Gross settlement cash inflow		-	5,307	5,707	11,014	1,272,435	-	1,294,463
Gross settlement cash outflow		-	(3,445)	(4,849)	(8,264)	(1,216,319)	-	(1,232,877)
	₩	(295)	899	(58)	1,745	55,395	(2,377)	55,309

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) and MMT (Money Market Trust) in the case of trading assets and only foreign exchange rate risk because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps. The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2022 and 2021, and trading financial assets as of December 31, 2022 and 2021 that are exposed to the respective risks:

		2022			
		Average	**High**	**Low**	**At December 31**
Interest rate risk	₩	5,631	8,903	4,151	4,176

		2021			
		Average	**High**	**Low**	**At December 31**
Interest rate risk	₩	6,093	8,151	4,551	4,551

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

- Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rates EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2022 and 2021 are as follows:

		2022	2021
Interest rate VaR	₩	1,253,070	831,361
Interest rate EaR		685,854	665,508

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk as of December 31, 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2022 and 2021 are as follows:

	2022										KRW Equivalent
	USD		KZT		IDR		MMK		VND		
	USD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets											
Cash	-	-	-	-	-	-	2	1	-	-	1
Deposit	-	35	-	-	-	-	-	-	-	-	35
Loans	-	-	-	-	-	-	-	-	-	-	-
Securities at FVOCI	23	29,379	-	-	-	-	-	-	-	-	29,379
Other financial assets	7	8,238	-	-	-	-	-	-	-	-	8,238
	30	37,652	-	-	-	-	2	1	-	-	37,653
Liabilities											
Debentures	(1,100)	(1,394,030)	-	-	-	-	-	-	-	-	(1,394,030)
Borrowings	(430)	(544,939)	-	-	-	-	-	-	-	-	(544,939)
Other financial liabilities	-	(16)	-	-	-	-	-	-	-	-	(16)
	(1,530)	(1,938,985)	-	-	-	-	-	-	-	-	(1,938,985)
On-balance exposure	(1,500)	(1,901,333)	-	-	-	-	2	1	-	-	(1,901,332)
Off-balance items											
Derivative	1,420	1,799,566	-	-	-	-	-	-	-	-	1,799,566
Financial guarantee	(57)	(72,211)	(17,100)	(47,024)	(1,200,000)	(97,080)	(14,000)	(8,449)	(2,190,000)	(117,603)	(342,367)
Off-balance derivative exposure	1,363	1,727,355	(17,100)	(47,024)	(1,200,000)	(97,080)	(14,000)	(8,449)	(2,190,000)	(117,603)	1,457,199
Net position	(137)	(173,978)	(17,100)	(47,024)	(1,200,000)	(97,080)	(13,998)	(8,448)	(2,190,000)	(117,603)	(444,133)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2022 and 2021 are as follows:

	2021										KRW Equivalent
	USD		KZT		IDR		MMK		VND		
	USD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets											
Cash	-	2	-	-	-	-	1	-	-	-	2
Deposit	-	15	-	-	-	-	-	-	-	-	15
Loans	110	130,405	-	-	-	-	-	-	-	-	130,405
Other financial assets	5	6,047	-	-	-	-	-	-	-	-	6,047
	115	136,469	-	-	-	-	1	-	-	-	136,469
Liabilities											
Debentures	(700)	(829,850)	-	-	-	-	-	-	-	-	(829,850)
Borrowings	(430)	(509,765)	-	-	-	-	-	-	-	-	(509,765)
Other financial liabilities	-	(133)	-	-	-	-	-	-	-	-	(133)
	(1,130)	(1,339,748)	-	-	-	-	-	-	-	-	(1,339,748)
On-balance exposure	(1,015)	(1,203,279)	-	-	-	-	1	-	-	-	(1,203,279)
Off-balance items											
Derivative	1,020	1,209,210	-	-	-	-	-	-	-	-	1,209,210
Financial guarantee	(36)	(42,929)	(6,400)	(17,344)	(900,000)	(74,790)	(14,000)	(9,335)	(1,461,000)	(76,118)	(220,516)
Off-balance derivative exposure	984	1,166,281	(6,400)	(17,344)	(900,000)	(74,790)	(14,000)	(9,335)	(1,461,000)	(76,118)	988,694
Net position	(31)	(36,998)	(6,400)	(17,344)	(900,000)	(74,790)	(13,999)	(9,335)	(1,461,000)	(76,118)	(214,585)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

4. Financial Risk Management (continued)

(e) Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company's credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2022, the Company complied with the regulatory requirement for the adjusted equity capital ratio.

5. Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Company's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management's judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method. In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

5. Significant Estimates and Judgments (continued)

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.
Derivative assets	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk-free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2022 and 2021 are summarized as follows:

| | | **2022** | | | |
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	835,254	10,837	846,091
Debt securities at FVTPL		-	-`	9,924	9,924
Equity securities at FVTPL		401	-	7,985	8,386
Derivative financial assets for hedging		-	138,072	-	138,072
Equity securities at FVOCI		-	-	72,778	72,778
Debt securities at FVOCI		266,994	35,699	-	302,693
	₩	267,395	1,009,025	101,524	1,377,944

| | | **2021** | | | |
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	911,109	3,659	914,768
Debt securities at FVTPL		-	-	3,803	3,803
Equity securities at FVTPL		1,363	-	3,686	5,049
Derivative financial assets for hedging		-	56,986	-	56,986
Equity securities at FVOCI		-	-	35,525	35,525
Debt securities at FVOCI		153,438	8,056	-	161,494
	₩	154,801	976,151	46,673	1,177,625
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	11,056	-	11,056

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2022 and 2021 are as follows:

		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
		2022				
Balance at January 1, 2022	₩	3,659	3,803	3,686	35,525	46,673
Net gain on valuation of financial assets at FVTPL(*)		2	320	3,735	-	4,057
Net changes in the unrealized fair value of FVOCI		-	-	-	7,872	7,872
Acquisition		7,561	6,198	1,251	29,381	44,391
Disposal		(385)	(397)	(687)	-	(1,469)
Balance at December 31, 2022	₩	10,837	9,924	7,985	72,778	101,524

		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
		2021				
Balance at January 1, 2021	₩	-	3,128	3,715	32,143	38,986
Net gain on valuation of financial assets at FVTPL(*)		127	285	-	-	412
Net changes in the unrealized fair value of FVOCI		-	-	-	7,550	7,550
Reclassification to level 1		3,532	390	1,000	200	5,122
Transfer to investment stocks accounted in equity method		-	-	(900)	-	(900)
Acquisition		-	-	(129)	-	(129)
Disposal		-	-	-	(4,368)	(4,368)
Balance at December 31, 2021	₩	3,659	3,803	3,686	35,525	46,673

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy (continued)

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2022 and 2021 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows.

		2022	
	Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩ 4,057	4,057

		2021	
	Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩ 412	412

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2022 and 2021 are as follows:

	2022			
	Valuation Techniques	**Type of financial instruments**	**Book value**	**Significant unobservable inputs**
Financial assets at FVTPL	Net asset value , etc.	Beneficial certificates	₩ 835,254	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap	138,072	Discount rate, Exchange rate etc.
Financial assets at FVOCI	Discounted cash flow	Debt securities	35,699	Interest rate
			₩ 1,009,025	

	2021			
	Valuation Techniques	**Type of financial instruments**	**Book value**	**Significant unobservable inputs**
Financial assets at FVTPL	Net asset value , etc.	Beneficial certificates	₩ 911,109	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap	56,986	Discount rate Exchange rate etc.
Financial assets at FVOCI	Discounted cash flow	Debt securities	8,056	Interest rate
			976,151	
Derivative financial liabilities	Discounted cash flow	Interest and currency swap	11,056	Discount rate Exchange rate etc.
			₩ 11,056	

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2022 and 2021 are as follows:

	Valuation techniques	Type of financial instruments	2022	Book value	Significant unobservable inputs	Range of estimates for unobservable inputs
Financial assets at FVTPL	Net asset value, etc	Beneficial certificates	₩	10,837	Value of underlying assets	-
		Debt securities		9,924		
		Equity securities		7,985		
Financial assets at FVOCI	Discounted cash flow, etc	Equity securities		72,778	Discount rate Growth rate	9.25%~17.98%, 0.00%
			₩	101,524		

	Valuation techniques	Type of financial instruments	2021	Book value	Significant unobservable inputs	Range of estimates for unobservable inputs
Financial assets at FVTPL	Net asset value, etc	Beneficial certificates	₩	3,659	Value of underlying assets	-
		Debt securities		3,803		
		Equity securities		3,686		
Financial assets at FVOCI	Discounted cash flow, etc	Equity securities		35,525	Discount rate Growth rate	10.46%~13.66%, 1.00%
			₩	46,673		

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

	2022	
Type of financial instrument	Favorable change	Unfavorable change
Financial assets at FVOCI (*)	₩ 4,639	(3,353)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (-1%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized Cost and other	Fair value of credit card receivables measured at amortized cost and other is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2022 and 2021 are as follows:

			2022			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	2	-	-	2	2
Deposits		407,850	-	-	407,850	407,850
Credit card receivables		28,150,650	(45,953)	(1,026,447)	27,078,250	27,436,703
Loans		2,916,329	4,554	(53,603)	2,867,280	2,882,341
Installment assets		4,116,437	44,128	(43,590)	4,116,975	4,035,312
Lease assets		1,628,931	(307)	(14,832)	1,613,792	1,573,040
Other assets		1,123,307	(1,816)	(16,834)	1,104,657	1,103,738
	₩	38,343,506	606	(1,155,306)	37,188,806	37,438,986
Financial liabilities						
Borrowings	₩	11,616,048	-	-	11,616,048	11,089,198
Debentures in won		17,090,000	(8,568)	-	17,081,432	15,982,162
Debentures in foreign currency		1,394,030	(7,999)	-	1,386,031	1,245,755
Other liabilities		3,881,546	(64,784)	-	3,816,762	3,780,368
	₩	33,981,624	(81,351)	-	33,900,273	32,097,483

			2021			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	2	-	-	2	2
Deposits		300,614	-	-	300,614	300,614
Credit card receivables		25,762,036	(52,837)	(885,300)	24,823,899	25,202,778
Loans		2,792,869	1,837	(36,718)	2,757,988	2,780,722
Installment assets		3,906,772	43,920	(36,437)	3,914,255	3,903,372
Lease assets		1,263,221	86	(11,861)	1,251,446	1,249,121
Other assets		885,367	(1,313)	(15,088)	868,966	868,687
	₩	34,910,881	(8,307)	(985,404)	33,917,170	34,305,296
Financial liabilities						
Borrowings	₩	9,371,167	-	-	9,371,167	9,326,619
Debentures in won		16,955,000	(8,002)	-	16,946,998	16,842,325
Debentures in foreign currency		829,850	(5,449)	-	824,401	818,115
Other liabilities		3,122,650	(23,681)	-	3,098,969	3,087,498
	₩	30,278,667	(37,132)	-	30,241,535	30,074,557

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statements of financial position as of December 31, 2022 and 2021 are as follows:

		2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	2	-	-	2
Deposits		-	407,850	-	407,850
Credit card receivables		-	-	27,436,703	27,436,703
Loans		-	-	2,882,341	2,882,341
Installment assets		-	-	4,035,312	4,035,312
Lease assets		-	-	1,573,040	1,573,040
Other assets		-	-	1,103,738	1,103,738
	₩	2	407,850	37,031,134	37,438,986
Financial liabilities:					
Borrowings	₩	-	-	11,089,198	11,089,198
Debentures in won		-	-	15,982,162	15,982,162
Debentures in foreign currency		-	-	1,245,755	1,245,755
Other liabilities		-	-	3,780,368	3,780,368
	₩	-	-	32,097,483	32,097,483

		2021			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	2	-	-	2
Deposits		-	300,614	-	300,614
Credit card receivables		-	-	25,202,778	25,202,778
Loans		-	-	2,780,722	2,780,722
Installment assets		-	-	3,903,372	3,903,372
Lease assets		-	-	1,249,121	1,249,121
Other assets		-	-	868,687	868,687
	₩	2	300,614	34,004,680	34,305,296
Financial liabilities:					
Borrowings	₩	-	-	9,326,619	9,326,619
Debentures in won		-	-	16,842,325	16,842,325
Debentures in foreign currency		-	-	818,115	818,115
Other liabilities		-	-	3,087,498	3,087,498
	₩	-	-	30,074,557	30,074,557

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

7. Categories of Financial Instruments

(a) The carrying amounts of the categories of financial assets as of December 31, 2022 and 2021 are summarized as follows:

		2022				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	407,852	-	-	407,852
Financial assets at FVTPL		864,401	-	-	-	864,401
Derivative assets		-	-	-	138,072	138,072
Credit card receivables at amortized cost and other(*)		-	35,676,297	-	-	35,676,297
Financial assets at FVOCI		-	-	375,471	-	375,471
Other financial assets		-	1,104,657	-	-	1,104,657
	₩	864,401	37,188,806	375,471	138,072	38,566,750

(*) It includes ₩1,613,792 million in financial lease receivables under Korean IFRS 1116.

		2021				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	300,616	-	-	300,616
Financial assets at FVTPL		923,620	-	-	-	923,620
Derivative assets		-	-	-	56,986	56,986
Credit card receivables at amortized cost and other(*)		-	32,747,588	-	-	32,747,588
Financial assets at FVOCI		-	-	197,019	-	197,019
Other financial assets		-	868,966	-	-	868,966
	₩	923,620	33,917,170	197,019	56,986	35,094,795

(*) It includes ₩1,251,446 million in financial lease receivables under Korean IFRS 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

7. Categories of Financial Instruments (continued)

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2022 and 2021 are summarized as follows:

	2022		
	Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative financial liabilities	₩ -	-	-
Borrowings	11,616,048	-	11,616,048
Debentures	18,467,463	-	18,467,463
Other liabilities(*)	3,816,762	-	3,816,762
	₩ 33,900,273	-	33,900,273

(*) It includes ₩ 18,720 million of lease liabilities under Korean IFRS 1116.

	2021		
	Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative liabilities	₩ -	11,056	11,056
Borrowings	9,371,167	-	9,371,167
Debentures	17,771,399	-	17,771,399
Other financial liabilities(*)	3,098,969	-	3,098,969
	₩ 30,241,535	11,056	30,252,591

(*) It includes ₩17,638 million of lease liabilities under Korean IFRS 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2022 and 2021 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income , net	Net income (loss)	Other comprehensive income (loss)
		2022								
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	35	-	38,774	38,809	
Financial assets at amortized cost(*)		2,337,653	-	1,740,291	(1,221,557)	-	(505,435)	11,557	2,362,509	
Financial assets at FVOCI		7,033	-	-	-	380	(74)	-	7,339	(10,984)
Derivative for hedge		-	-	-	-	-	-	113,871	113,871	(18,277)
		2,344,686	-	1,740,291	(1,221,557)	415	(505,509)	164,202	2,522,528	(29,261)
Financial liabilities:										
Financial liabilities at amortized cost(*)		-	(677,497)	-	-	-	-	-	(677,497)	-
	₩	2,344,686	(677,497)	1,740,291	(1,221,557)	415	(505,509)	164,202	1,845,031	(29,261)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income , net	Net income (loss)	Other comprehensive income (loss)
		2021								
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	30	-	18,073	18,103	-
Financial assets at amortized cost(*)		2,185,891	-	1,607,893	(1,150,795)	-	(375,360)	12,979	2,280,608	-
Financial assets at FVOCI		1,528	-	-	-	400	(24)	-	1,904	4,611
Derivative for hedge		-	-	-	-	-	-	85,323	85,323	13,752
		2,187,419	-	1,607,893	(1,150,795)	430	(375,384)	116,375	2,385,938	18,363
Financial liabilities:										
Financial liabilities at amortized cost(*)		-	(486,243)	-	-	-	-	-	(486,243)	-
	₩	2,187,419	(486,243)	1,607,893	(1,150,795)	430	(375,384)	116,375	1,899,695	18,363

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

7. Categories of Financial Instruments (continued)

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2022 and 2021 are summarized as follows:

		2022			2021		
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount
Financial assets at amortized cost	₩	48,487	(8,929)	39,558	35,148	(4,454)	30,694
Financial liabilities at amortized cost		2,669	(120,724)	(118,055)	1,397	(95,821)	(94,424)
	₩	51,156	(129,653)	(78,497)	36,545	(100,275)	(63,730)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

8. Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021 are as follows:

		2022					
					Amounts not subject to offsetting		
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets:							
Derivatives	₩	138,072	-	138,072	-	-	138,072
Receivable spot exchange		8,238	-	8,238	8,238	-	-
Financial liabilities:							
Derivatives		-	-	-	-	-	-
Unpaid spot exchange		8,238	-	8,238	8,238	-	-

		2021					
					Amounts not subject to offsetting		
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets:							
Derivatives	₩	56,986	-	56,986	11,056	-	45,930
Receivable spot exchange		6,047	-	6,047	6,047	-	-
Financial liabilities:							
Derivatives		11,056	-	11,056	11,056	-	-
Unpaid spot exchange		6,047	-	6,047	6,047	-	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

9. Operating Segments

The Company has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2022 and 2021 are as follows:

		2022				
		Credit card	Installment finance	Lease(*)	Others	Total
Operating income	₩	3,190,281	155,777	520,956	585,642	4,452,656
Interest income		1,962,358	146,130	44,037	192,161	2,344,686
Fee and commission income		1,219,218	9,360	476,699	35,014	1,740,291
Other operating income		8,705	287	220	358,467	367,679

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

		2021				
		Credit card	Installment finance	Lease(*)	Others	Total
Operating income	₩	3,089,896	139,665	401,380	471,801	4,102,742
Interest income		1,877,852	129,594	39,954	140,019	2,187,419
Fee and commission income		1,202,021	9,859	361,253	34,760	1,607,893
Other operating income		10,023	212	173	297,022	307,430

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

(b) Revenues from external customers for the years ended December 31, 2022 and 2021 are all attributed to the Republic of Korea, where the Company is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Company's revenues for the years ended December 31, 2022 and 2021.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

10. Cash and Due from Banks

(a) Details of cash and due from banks as of December 31, 2022 and 2021 are as follows:

		2022	2021
Cash	₩	2	2
Deposits in won:			
Deposits on demand		360,309	297,719
Current deposits		47,470	841
Foreign currency deposits		35	15
Time deposits		5	5
Deposit for checking accounts		31	31
Others		-	2,003
	₩	407,852	300,616

(b) Restricted due from banks as of December 31, 2022 and 2021 are as follows:

		2022	2021	Restrictions
Time deposits				
Shinhan Bank	₩	5	5	Pledged as collateral for cash advances
Other deposits				
Woori Bank and others		31	31	Deposit for checking accounts
	₩	36	36	

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

11. Financial Assets at FVTPL

(a) Details of financial assets at FVTPL as of December 31, 2022 and 2021 are as follows and no financial assets are designated as at FVTPL.

		2022	2021
Beneficiary certificates	₩	846,091	914,768
Debt securities		9,924	3,803
Equity securities		8,386	5,049
	₩	864,401	923,620

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Gain on valuation	₩	4,494	1,017
Loss on valuation		(1,133)	(35)
Gain on sale		28,579	11,513
Other income		6,834	5,578
	₩	38,774	18,073

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Dividend income recognized in assets held at the end of the reporting period			
Equity securities	₩	35	30

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

For the years ended December 31, 2022 and 2021

(In millions of won)

12. Derivatives

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2022 and 2021 are as follows:

		2022			2021		
		Notional amounts	**Fair value**		**Notional amounts**	**Fair value**	
			Assets	**Liabilities**		**Assets**	**Liabilities**
Currency swap	₩	1,799,566	106,474	-	1,209,210	51,913	-
Interest rate swap		1,240,000	31,598	-	1,695,000	5,073	11,056
	₩	3,039,566	138,072	-	2,904,210	56,986	11,056

(b) Gain or loss on derivatives

Gain or loss on derivatives recognized as profit or loss for the years ended December 31, 2022 and 2021 are as follows:

		2022		2021	
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Fair value hedges:					
Currency forwards	₩	-	-	-	444
Cash flow hedges:					
Currency swaps		113,802	(3,200)	91,385	(5,339)
Interest rate swaps		3,334	(65)	(1,167)	-
	₩	117,136	(3,265)	90,218	(4,895)

(c) Gain or Losses on Hedge accounting

i) Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2022 and 2021 are as follows:

		2022		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:				
Interest rate swaps	₩	-	-	-
Foreign exchange risk		-	-	-
	₩	-	-	-

		2021		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:				
Interest rate swaps	₩	-	-	-
Foreign exchange risk		(444)	444	-
	₩	(444)	444	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

12. Derivatives (continued)

(c) Gain or Losses on Hedge accounting (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in profit or loss and other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

		2022		
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:				
Interest rate risk	₩	34,312	3,334	(65)
Foreign exchange risk		(59,242)	1,206	109,395
	₩	(24,930)	4,540	109,330

		2021		
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:				
Interest rate risk	₩	23,481	(1,167)	-
Foreign exchange risk		(4,512)	935	85,110
	₩	18,969	(232)	85,110

(d) Hedging

i) Purpose of hedging and strategies

The Company is trading derivatives to avoid interest rate risk and exchange risk arising from the assets and liabilities. The Company applies cash flow hedge accounting using interest rate swaps and currency swaps to avoid the risk of fluctuations in cash flows of borrowing liabilities and bonds in won, and bonds in foreign currency due to market interest rates and exchange rate fluctuations.

ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2022 and 2021 are as follows.

		2022						
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedge:								
Currency swap(*)	₩	-	-	912,456	380,190	506,920	-	1,799,566
Interest rate swap		860,000	180,000	-	-	-	200,000	1,240,000
	₩	860,000	180,000	912,456	380,190	506,920	200,000	3,039,566
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Average price condition-interest rate		2.18%	1.10%	-	-	-	2.52%	2.08%

(*) The average exchange rate for currency swap is USD/KRW 1,158.76.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2022 and 2021 are as follows.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
2021								
Cash flow hedge:								
Currency swap(*)	₩	-	-	-	853,560	355,650	-	1,209,210
Interest rate swap		435,000	890,000	170,000	-	-	200,000	1,695,000
	₩	435,000	890,000	170,000	853,560	355,650	200,000	2,904,210
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Average price condition-interest rate		1.73%	2.10%	0.99%	-	-	2.52%	1.94%

(*) The average exchange rate for currency swap is USD/KRW 1,144.78.

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓐ The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2022 and 2021 are as follows:

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
2022					
Cash flow hedge					
Interest rate swap	₩	1,799,566	106,474	-	52,890
Currency swap		1,240,000	31,598	-	33,634
	₩	3,039,566	138,072	-	86,524

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
2021					
Cash flow hedge					
Interest rate swap	₩	1,209,210	51,913	-	86,336
Currency swap		1,695,000	5,073	11,056	23,027
	₩	2,904,210	56,986	11,056	109,363

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓑ The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2022 and 2021 are as follows:

		2022		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Interest rate swap				
Borrowings and debentures in won	₩	1,239,605	33,236	21,680
Borrowings and debentures in foreign currency		1,791,567	55,146	(36,600)
	₩	3,031,172	88,382	(14,920)

		2021		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Interest rate swap				
Borrowings and debentures in won	₩	1,694,329	22,432	(3,492)
Borrowings and debentures in foreign currency		1,203,761	85,840	6,849
	₩	2,898,090	108,272	3,357

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

12. Derivatives (continued)

    (d) Hedging (continued)

    (iv) Cash flow hedge

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2022 and 2021 are as follows:

		2022	**2021**
Recognized in other comprehensive income	₩	84,401	104,077
Reclassified from equity to profit or loss		(109,330)	(85,109)
Deferred tax effect		6,652	(5,217)
Changes in accumulated other comprehensive income, net	₩	(18,277)	13,751

(e) The Company's risk exposure directly affected by interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate index that are based on the hedged item do not change due to the effect of the interest rate index reform.

The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Company's reform of the interest rate benchmark as of December 31, 2022 is as follows:

		Notional amounts of hedging instruments	**The book value of hedged liabilities**
KRW 3M CD(*)	₩	1,240,000	1,239,605

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included
The USD LIBOR interest rate will be replaced by a SOFR (Secured Overnight Financing Rate) based on actual transactions. In Korea, the "Korea Overnight Financing Repo Rate (KOFR)" was finally selected as the risk-free index interest rate. The Company has assumed that in this hedging relationship, the spread changed on the basis of SOFR, KOFR would be similar to the spread included in the interest rate swap and forward used as the hedging instrument after LIBOR rate is suspended. The Company does not assume any changes in other conditions.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other

(a) Details of credit card receivables at amortized cost and other as of December 31, 2022 and 2021 are as follows:

		2022	2021
Credit card receivables:			
Lump-sum purchases	₩	7,966,110	6,966,688
Installment purchases		7,831,273	7,199,824
Cash advances		1,704,497	1,582,178
Revolving cash advances		88,778	90,161
Revolving purchases		2,620,475	2,269,400
Card loans		7,630,672	7,364,257
Restructured loans		308,382	289,165
Purchasing card		463	363
Less: Allowance for doubtful accounts		(1,026,447)	(885,300)
Present value discount account		(18,263)	(22,616)
Deferred loan origination costs		(27,690)	(30,221)
		27,078,250	24,823,899
Loans:			
General loans		2,632,878	2,314,947
Factoring receivables		113,584	109,137
Commercial paper		-	237,997
Others		169,867	130,788
Less: Allowance for doubtful accounts		(53,603)	(36,718)
Add: Present value premium		153	1,566
Deferred loan origination costs		4,401	271
		2,867,280	2,757,988
Installment financing assets:			
Installment for cars		4,095,482	3,891,909
Installment for others		20,955	14,863
Less: Allowance for doubtful accounts		(43,590)	(36,437)
Present value discount account		(110)	(282)
Add: Deferred loan origination costs		44,238	44,202
		4,116,975	3,914,255
Lease assets:			
Financing lease receivables		1,628,832	1,263,148
Cancelled financing lease receivables		99	73
Less: Allowance for doubtful accounts		(14,832)	(11,861)
Add: Present value premium		422	1,049
Less: Deferred loan origination fees		(729)	(963)
		1,613,792	1,251,446
	₩	35,676,297	32,747,588

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and other for the years ended December 31, 2022 and 2021 are as follows:

		2022			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	28,725,041	4,544,491	448,372	33,717,904
Reclassified to 12 month expected credit losses		533,195	(532,512)	(683)	-
Reclassified to lifetime expected credit losses		(969,474)	970,422	(948)	-
Reclassified to credit-impaired financial assets		(138,822)	(170,771)	309,593	-
Executed (Collected)		3,359,035	(27,239)	326,855	3,658,651
Write-offs		-	-	(561,786)	(561,786)
Ending balance		31,508,975	4,784,391	521,403	36,814,769
Allowance for doubtful accounts		(266,957)	(500,611)	(370,904)	(1,138,472)
Net carrying amount	₩	31,242,018	4,283,780	150,499	35,676,297

		2021			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	26,130,155	4,306,822	485,418	30,922,395
Reclassified to 12 month expected credit losses		496,665	(496,028)	(637)	-
Reclassified to lifetime expected credit losses		(856,418)	857,517	(1,099)	-
Reclassified to credit-impaired financial assets		(130,459)	(175,835)	306,294	-
Executed (Collected)		3,085,098	52,015	249,374	3,386,487
Write-offs		-	-	(590,978)	(590,978)
Ending balance		28,725,041	4,544,491	448,372	33,717,904
Allowance for doubtful accounts		(252,085)	(420,108)	(298,123)	(970,316)
Net carrying amount	₩	28,472,956	4,124,383	150,249	32,747,588

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(c) Changes in allowance for credit card receivables at amortized cost and other for the years ended December 31, 2022 and 2021 are as follows:

		2022			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	252,085	420,108	298,123	970,316
Reclassified to 12 month expected credit losses		28,721	(28,397)	(324)	-
Reclassified to lifetime expected credit losses		(17,624)	18,215	(591)	-
Reclassified to credit-impaired financial assets		(1,224)	(2,312)	3,536	-
Provision for credit loss allowance(*)		4,999	92,997	624,638	722,634
Write-offs		-	-	(561,786)	(561,786)
Amortization of discount		-	-	7,308	7,308
Ending balance	₩	266,957	500,611	370,904	1,138,472

(*) Provision has been increased in response to the economic recession caused by COVID-19 pandemic. As of December 31, 2022, the Company recognized provision amounting to ₩48,486 million by re-estimating the expected default rate in reflection of the modified forward-looking information.

		2021			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	247,744	393,619	321,168	962,531
Reclassified to 12 month expected credit losses		30,540	(30,239)	(301)	-
Reclassified to lifetime expected credit losses		(16,732)	17,339	(607)	-
Reclassified to credit-impaired financial assets		(1,013)	(2,179)	3,192	-
Provision for (Reversal of) credit loss allowance (*)		(8,454)	41,568	557,673	590,787
Write-offs		-	-	(590,978)	(590,978)
Amortization of discount		-	-	7,976	7,976
Ending balance	₩	252,085	420,108	298,123	970,316

(*) Provision has been increased in response to the economic recession caused by COVID-19 pandemic. As of December 31, 2021, the Company recognized provision amounting to ₩2,616 million by re-estimating the expected default rate in reflection of the modified forward-looking information available and has recognized an additional provision of ₩17,449 million through by readjusting reserve ratio of the portfolio to which COVID-19 credit recovery support measures are applied.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2022 and 2021 are as follows:

		2022		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	521,832	65,244	456,588
One year to two years		387,100	47,975	339,125
Two year to three years		337,582	34,049	303,533
Three year to four years		307,175	20,408	286,767
Four year to five year		249,550	7,348	242,202
Over five years		1,142	4	1,138
	₩	1,804,381	175,028	1,629,353

		2021		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	476,781	45,299	431,482
One year to two years		361,123	25,958	335,165
Two year to three years		242,379	13,467	228,912
Three year to four years		164,851	5,107	159,744
Four year to five year		110,685	3,782	106,903
Over five years		2,077	13	2,064
	₩	1,357,896	93,626	1,264,270

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Beginning balance	₩	13,289	13,290
Increase		(7,067)	(12,972)
Decrease		13,998	12,971
Ending balance	₩	20,220	13,289

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

14. **Lease Assets**

(a) Details of lease assets as of December 31, 2022 and 2021 are as follows:

		2022			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,493,337	2,406	11,709	2,507,452
Accumulated depreciation		(562,513)	(118)	-	(562,631)
Book value		1,930,824	2,288	11,709	1,944,821

		2021			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	1,796,571	1,663	2,327	1,800,561
Accumulated depreciation		(402,721)	(67)	-	(402,788)
Book value		1,393,850	1,596	2,327	1,397,773

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2022 and 2021 are as follows:

		2022	2021
Less than one year	₩	507,042	353,971
One year to two years		434,258	304,256
Two year to three years		316,642	236,946
Three year to four years		185,739	132,327
Four year to five year		69,167	40,926
Over five years		340	311
	₩	1,513,188	1,068,737

(c) Changes in operating lease assets for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Beginning balance	₩	1,393,850	1,013,609
Acquisition		1,017,230	691,246
Disposal		(128,950)	(54,410)
Depreciation		(351,306)	(256,595)
Ending balance	₩	1,930,824	1,393,850

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

15. **Right-of-use Assets and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
		Buildings	
Beginning balance	₩	18,950	21,356
Acquisition		14,153	9,528
Disposal		(1,914)	(2,198)
Depreciation		(10,583)	(9,736)
Ending balance	₩	20,606	18,950

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
		Buildings	
Beginning balance	₩	17,638	20,303
Acquisition		11,337	7,257
Payments		(8,952)	(8,251)
Termination		(1,764)	(2,085)
Interest expense		461	414
Ending balance	₩	18,720	17,638

(c) Details of maturity of lease liabilities as of December 31, 2022 and 2021 are as follows:

		2022						
		Less than 1 month	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total**
Buildings(*)	₩	1,064	1,173	1,633	2,592	10,960	2,477	19,899

(*) The amounts are undiscounted.

		2021						
		Less than 1 month	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total**
Buildings(*)	₩	673	1,112	1,533	2,545	8,820	4,094	18,777

(*) The amounts are undiscounted.

(d) The amount of payment for leases of low-value assets are ₩496 million and ₩536 million for the years ended December 31, 2022 and 2021, respectively. There are no short-term leases for the years ended December 31, 2022 and 2021.

(e) The amount of total cash outflow from leases recognized on the separate statements of cash flows are ₩9,448 million and ₩8,787 million and the amount recognized as interest expenses are ₩461 and ₩414 for the years ended December 31, 2022 and 2021, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

16. Financial assets at FVOCI

(a) Details of financial assets at FVOCI as of December 31, 2022 and 2021 are as follows:

		2022	2021
Financial assets at FVOCI	₩	375,471	197,019

(b) The fair value of financial assets at FVOCI as of December 31, 2022 and 2021 are follows:

Classification			2022	2021
Debt securities	Government	₩	266,994	153,438
	Corporate and others		35,699	8,056
			302,693	161,494
Equity securities(*)	Stocks		72,778	35,525
		₩	375,471	197,019

(*) The Company has exercised FVOCI option for the purpose of holding the equity securities.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Dividend income recognized in assets held at the end of the reporting period:			
Equity securities	₩	380	400

(d) The changes of financial assets at FVOCI for the years ended December 31, 2022 and 2021, are as follows:

		2022		2021	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	161,494	35,525	-	32,143
Acquisition		163,513	29,381	162,423	200
Disposal		-	-	-	(4,368)
Changes in fair value (other comprehensive income)		(23,154)	7,872	(1,190)	7,550
Changes in fair value (profit or loss)		840	-	261	-
Ending balance	₩	302,693	72,778	161,494	35,525

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) The changes in the book value of FVOCI debt securities for the years ended December 31, 2022 and 2021 are as follows.

| | | 2022 | | |
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	161,494	-	161,494
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		163,513	-	163,513
Others(*)		(22,314)	-	(22,314)
Ending balance	₩	302,693	-	302,693

(*) Included the effects from amortization and fair value adjustments.

| | | 2021 | | |
		12 months Expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	-	-	-
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		162,423	-	162,423
Others(*)		(929)	-	(929)
Ending balance	₩	161,494	-	161,494

(*) Included the effects from amortization and fair value adjustments.

(f) The changes in the provision for credit loss of FVOCI debt securities for the years ended December 31, 2022 and 2021 are as follows.

| | | 2022 | | |
		12 months Expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	24	-	24
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		74	-	74
Ending balance	₩	98	-	98

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

16. Financial Assets at FVOCI (continued)

(f) The changes in the provision for credit loss of FVOCI debt securities for the years ended December 31, 2022 and 2021 are as follows. (continued)

		2021		
		12 months expected credit loss	**Lifetime expected credit loss**	**Total**
Beginning balance	₩	-	-	-
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		24	-	24
Ending balance	₩	24	-	24

(g) There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2022 and 2021.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

17. Property and Equipment

(a) Details of property and equipment as of December 31, 2022 and 2021 are as follows

		2022				
		Land	**Buildings**	**Others**	**Right-of-use assets**	**Total**
Acquisition cost	₩	432,770	89,401	361,143	42,422	925,736
Accumulated depreciation		-	(7,820)	(272,118)	(21,816)	(301,754)
Ending balance	₩	432,770	81,581	89,025	20,606	623,982

		2021				
		Land	**Buildings**	**Others**	**Right-of-use assets**	**Total**
Acquisition cost	₩	445,734	89,999	355,817	38,629	930,179
Accumulated depreciation		-	(5,670)	(275,236)	(19,679)	(300,585)
Ending balance	₩	445,734	84,329	80,581	18,950	629,594

(b) Changes in accounting estimates

In order to reflect the economic substance, the company changed the estimates for the useful life of leased store facilities, computer equipment, and household appliances from 4 years to 5 years for the year ended December 31, 2022. As a result of the change in accounting estimates, depreciation expenses decreased by ₩ 9,941 million for year ended December 31, 2022, and other tangible assets and retained earnings increased by ₩ 9,941 million, respectively, as of December 31, 2022.

(c) Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

		2022				
		Land	**Buildings**	**Others**	**Right-of use assets**	**Total**
Beginning balance	₩	445,734	84,329	80,581	18,950	629,594
Acquisition		-	-	33,191	14,153	47,344
Disposal		(12,964)	(405)	(581)	(1,914)	(15,864)
Depreciation		-	(2,343)	(24,202)	(10,583)	(37,128)
Reclassification		-	-	36	-	36
Ending balance	₩	432,770	81,581	89,025	20,606	623,982

		2021				
		Land	**Buildings**	**Others**	**Right-of use assets**	**Total**
Beginning balance	₩	445,816	81,528	65,066	21,356	613,766
Acquisition		-	1,216	46,790	9,528	57,534
Disposal		(82)	(104)	(408)	(2,198)	(2,792)
Depreciation		-	(2,345)	(32,918)	(9,736)	(44,999)
Reclassification		-	4,034	2,051	-	6,085
Ending balance	₩	445,734	84,329	80,581	18,950	629,594

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

17. **Property and Equipment (continued)**

(d) Details of insured assets as of December 31, 2022 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	DB Life Insurance Co.,Ltd.	₩	108,342
Business interruption policy	Buildings, etc.	DB Life Insurance Co.,Ltd.		26,422
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		46,703

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18. **Intangible Assets**

(a) Details of intangible assets as of December 31, 2022 and 2021 are as follows:

		2022			
		Memberships	Development cost	Others	Total
Acquisition cost	₩	16,936	137,697	27,215	181,848
Accumulated amortization		-	(66,009)	(24,355)	(90,364)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	₩	16,044	71,352	2,860	90,256

		2021			
		Memberships	Development cost	Others	Total
Acquisition cost	₩	17,098	110,714	26,879	154,691
Accumulated amortization		-	(50,862)	(22,744)	(73,606)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	₩	16,264	59,516	4,135	79,915

(b) Changes in accounting estimates

In order to reflect the economic substance, the company changed the estimates for the useful life of development costs from 4 years to 5 years for the year ended December 31, 2022. As a result of the change in accounting estimates, amortization expenses decreased by ₩ 6,375 million for year ended December 31, 2022, and intangible assets and retained earnings increased by ₩ 6,375 million, respectively, as of December 31, 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021(In millions of won)

18. Intangible Assets (continued)

(c) Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows, and amortization is included in general administrative expenses.

		2022			
		Club memberships	**Development cost**	**Others**	**Total**
Beginning balance	₩	16,264	59,516	4,135	79,915
Acquisition		500	27,018	336	27,854
Disposal		(662)	-	-	(662)
Reclassification		-	(36)	-	(36)
Amortization		-	(15,146)	(1,611)	(16,757)
Reversal of impairment losses		(58)	-	-	(58)
Ending balance	₩	16,044	71,352	2,860	90,256

		2021			
		Club memberships	**Development cost**	**Others**	**Total**
Beginning balance	₩	15,727	29,086	6,688	51,501
Acquisition		537	44,538	1,348	46,423
Disposal		-	-	-	-
Reclassification		-	(2,051)	-	(2,051)
Amortization		-	(12,057)	(3,901)	(15,958)
Ending balance	₩	16,264	59,516	4,135	79,915

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021(In millions of won)

19. Investments in Subsidiaries and Others

(a) Details of investments in subsidiaries as of December 31, 2022 and 2021 are as follows and measured at acquisition cost.

Name of subsidiary	Location	Closing month	2022 Ownership	2022 Carrying amount	2021 Ownership	2021 Carrying amount
Shinhan card 2018-2 (*1)(*2)	Korea	December	-	-	0.5%	-
Shinhan card 2019-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2019-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2019-3 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2020-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2021-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2021-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan card 2022-1 (*1)(*2)	Korea	December	0.5%	-	-	-
Shinhan card 2022-2 (*1)(*2)	Korea	December	0.5%	-	-	-
Shinhan card 2022-3 (*1)(*2)	Korea	December	0.5%	-	-	-
Specified money in trusts(*1)(*4) (As of December 31, 2022: 7 cases, as of December 31, 2021: 11 cases)	Korea	December	100%	-	100%	-
Shinhan Finance LLC	Kazakhstan	December	100%	16,599	100%	16,599
Shinhan Credit Information Co., Ltd.(*3)	Korea	December		20,354	-	-
Shinhan Indo Finance	Indonesia	December	76.33%	35,248	50% +1 share	9,053
Shinhan Microfinance Co., Ltd.	Myanmar	September	100%	-	100%	5,201
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	100%	170,194	100%	170,194
				₩ 242,395		₩ 201,047

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company's ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company's specific business, and the Company holds a majority of the benefits in the structured entities' operations. For this reason, the Company is considered to have power to control the structured entities. The Company may trust credit card receivables additionally if these structured entities are unable to repay securitized debentures connected to the entities' underlying assets.

(*3) The Company has acquired 100% shares of Shinhan Credit Information Co., Ltd. from Shinhan Financial Group Co., Ltd. and Shinhan Credit Information Co., Ltd. became a wholly-owned subsidiary of the Company for the year ended December 31, 2022.

(*4) Specified money in trusts is presented and recognized as financial assets at fair value through profit or loss in accordance with Korean IFRS 1109 "Financial instruments".

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

19. **Investments in Subsidiaries and Others (continued)**

(b) Change in investment in subsidiaries for the year ended December 31, 2022 are as follows:

Status of change	Name of the subsidiary	Reason
	Shinhan card 2022-1	Newly invested
New	Shinhan card 2022-2	Newly invested
	Shinhan card 2022-3	Newly invested
	Shinhan Credit Information Co., Ltd.	Business combination
Eliminated	Shinhan card 2018-2	liquidation

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows:

Name of subsidiary	2022				
	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2019-1	-	-	-	-	-
Shinhan Card 2019-2	318,122	316,846	1,276	-	(1,127)
Shinhan Card 2019-3	175,049	175,049	-	-	-
Shinhan Card 2020-1	522,352	520,408	1,944	-	(2,973)
Shinhan Card 2021-1	350,076	350,076	-	-	-
Shinhan Card 2021-2	400,104	400,104	-	-	-
Shinhan card 2022-1	400,246	400,246	-	-	-
Shinhan card 2022-2	521,907	514,232	7,675	-	7,675
Shinhan card 2022-3	327,155	329,924	(2,769)	-	(2,769)
Shinhan Credit Information Co., Ltd.	31,397	10,488	20,909	558	558
Shinhan Finance LLC	109,400	85,303	24,097	4,504	4,853
Shinhan Indo Finance	145,938	113,982	31,956	6,375	9,619
Shinhan Microfinance Co., Ltd.	11,434	11,804	(370)	(858)	(864)
Shinhan Vietnam Finance Co.,Ltd.	647,313	511,926	135,387	17,303	20,534
Specified money in trusts	475,000	-	475,000	126	126

Name of subsidiary	2021				
	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2018-2	443,447	443,261	186	-	8,054
Shinhan Card 2019-1	400,123	400,123	-	-	-
Shinhan Card 2019-2	595,191	592,789	2,402	-	8,431
Shinhan Card 2019-3	350,074	350,074	-	-	-
Shinhan Card 2020-1	490,323	485,405	4,918	-	3,953
Shinhan Card 2021-1	350,068	350,068	-	-	-
Shinhan Card 2021-2	400,092	400,092	-	-	-
Shinhan Finance LLC	41,425	22,181	19,244	2,098	1,735
Shinhan Indo Finance	110,131	117,145	(7,014)	2,601	2,396
Shinhan Microfinance Co., Ltd.	11,688	11,194	494	(9,784)	(11,581)
Shinhan Vietnam Finance Co., Ltd.	470,264	355,411	114,853	6,478	14,903
Specified money in trusts	570,000	-	570,000	59	59

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(d) Changes in investments in associates for the years ended December 31, 2022 and 2021 are as follows:

Investee		**2022**			
		Beginning balance	**Acquisition**	**Impairment loss**	**Ending balance**
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		9,053	26,195	-	35,248
Shinhan Microfinance Co., Ltd.		5,201	-	(5,201)	-
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
Shinhan Credit Information Co., Ltd.		-	20,354	-	20,354
	₩	201,047	46,549	(5,201)	242,395

Investee		**2021**			
		Beginning balance	**Acquisition**	**Impairment loss**	**Ending balance**
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		14,242	-	(5,189)	9,053
Shinhan Microfinance Co., Ltd.		11,789	-	(6,588)	5,201
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
	₩	212,824	-	(11,777)	201,047

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

19. **Investments in Subsidiaries and Others (continued)**

(e) Details of investments in associates as of December 31, 2022 and 2021 are as follows:

Name of associates	Location	Closing month	Ownership December 31, 2022	Ownership December 31, 2021
Wave Technology	Korea	December	49%	49%
One Shinhan Connect Fund 1	Korea	December	30%	30%
One Shinhan Connect Fund 2(*)	Korea	December	25%	-

(*) It is newly acquired the year ended December 31, 2022.

(f) Changes in investments in associates for the years ended December 31, 2022 and 2021 are as follows:

Name of associates		Acquisition cost	Beginning balance	2022 Acquisition	Disposal (*1)	Ending Balance(*2)
Wave Technology	₩	500	500	-	-	500
One Shinhan Connect Fund 1		70,937	72,000	11,100	(12,163)	70,937
One Shinhan Connect Fund 2		11,250	-	11,250	-	11,250
	₩	82,687	72,500	22,350	(12,163)	82,687

(*1) This is the amount of principal distribution received from One Shinhan Connect Fund 1 for the year ended December 31, 2022.
(*2) Investments in associates are measured at acquisition cost.

Name of associates		Acquisition cost	Beginning balance	2021 Acquisition	Reclassification (*1)	Ending balance (*2)
Wave Technology	₩	500	-	370	130	500
One Shinhan Connect Fund 1		72,000	-	72,000	-	72,000
	₩	72,500	-	72,370	130	72,500

(*1) This is the amount reclassified from securities at fair value through profit or loss to investments in associates for the year ended December 31, 2021.
(*2) Investments in associates are measured at acquisition cost.

(g) Condensed financial statements of associates as of and for the years ended December 31, 2022 and 2021 are as follows:

Name of associates		Total assets	Total liabilities	2022 Net assets	Profit (loss) for the quarter	Total comprehensive income (loss)
Wave Technology	₩	483	95	388	(13)	(13)
One Shinhan Connect Fund 1		258,363	-	258,363	25,439	25,439
One Shinhan Connect Fund 2		42,953	-	42,953	(2,047)	(2,047)

Name of associates		Total assets	Total liabilities	2021 Net assets	Profit (loss) for the quarter	Total comprehensive income (loss)
Wave Technology	₩	402	4	398	(142)	(142)
One Shinhan Connect Fund 1		236,479	11	236,468	(3,532)	(3,532)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

20. **Investment Properties**

(a) Details of Investment properties as of December 31, 2022 and 2021 are as follows:

		2022	2021
Acquisition cost	₩	48,857	48,857
Accumulated depreciation		(2,898)	(1,656)
Ending balance	₩	45,959	47,201

(b) Changes in investment properties for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
		Building	
Beginning balance	₩	47,201	52,477
Reclassification		-	(4,034)
Amortization		(1,242)	(1,242)
Ending balance	₩	45,959	47,201

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2022 and 2021 is ₩12,144 million and ₩12,304 million, and management expenses directly related to investment property (including maintenance costs) are ₩4,395 and ₩4,238 million.

(d) As of December 31, 2022 and 2021, the fair value of the investment property was ₩59,983 million and ₩59,983 million, and the fair value assessment was performed by an independent appraiser.

21. **Other Assets**

(a) Other assets as of December 31, 2022 and 2021 are summarized as follows:

		2022	2021
Security deposits paid	₩	74,257	74,620
Present value discount account		(1,816)	(1,313)
Accounts receivable		854,332	628,261
Allowance for doubtful accounts		(5,649)	(6,481)
Accrued income		193,465	181,162
Allowance for doubtful accounts		(11,185)	(8,607)
Advanced payments		112,020	126,514
Prepaid expenses		406,876	242,626
Others(*)		18,645	13,564
	₩	1,640,945	1,250,346

(*) Includes insurance assets of ₩3,095 and ₩3,649 million as of December 31, 2022 and 2021, which are classified in accordance with Korean IFRS 1104.

(b) Changes in allowance for other assets for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Beginning balance	₩	15,088	14,929
Provision for credit loss allowance		21,833	24,122
Write-offs		(20,087)	(23,963)
Ending balance	₩	16,834	15,088

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021(In millions of won)

22. Borrowings

Borrowings as of December 31, 2022 and 2021 are summarized as follows:

	Interest rate (%)		2022	Interest rate (%)		2021
Borrowings in won:						
Others	1.15~6.22	₩	11,071,109	0.92~3.43	₩	8,861,402
Borrowings in foreign currency:						
Others	1.53~2.79		544,939	1.53~2.79		509,765
		₩	11,616,048		₩	9,371,167

23. Debentures

Debentures as of December 31, 2022 and 2021 are summarized as follows:

	Interest rate (%)		2022	Interest rate (%)		2021
Debentures in won	1.10~6.54	₩	17,090,000	0.96~3.02	₩	16,955,000
Less: discount			(8,568)			(8,002)
			17,081,432			16,946,998
Debentures in foreign currency	1.11~2.38		1,394,030	1.11~1.38		829,850
Less: discount			(7,999)			(5,449)
			1,386,031			824,401
		₩	18,467,463		₩	17,771,399

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

24. Defined benefit obligations

The Company operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2022 and 2021 are as follows:

		2022	**2021**
Present value of defined benefit obligations	₩	280,197	322,124
Fair value of plan assets(*1)		(316,992)	(286,783)
Net defined benefit liabilities (assets) (*2)	₩	(36,795)	35,341

(*1) The fair value of plan assets as of December 31, 2022 and 2021 includes the existing Contribution to National Pension Plan of ₩332 million and ₩402 million.
(*2) There is no liabilities in defined benefit plans and net defined benefit assets is ₩36,795 million.

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2022 and 2021 are as follows:

		2022		
		Defined benefit obligation	**Plan assets**	**Net defined Benefit liabilities**
Beginning balance	₩	322,124	(286,783)	35,341
Recognized in profit or loss as incurred:				
Current service cost		19,754	-	19,754
Interest expense (income)		9,884	(8,927)	957
		29,638	(8,927)	20,711
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		79	-	79
Financial assumptions		(40,553)	-	(40,553)
Experience adjustments.		(6,121)	-	(6,121)
- Return on plan assets		-	3,738	3,738
		(46,595)	3,738	(42,857)
Others:				
Contributions paid into the plan		-	(58,481)	(58,481)
Benefits paid by the plan		(25,588)	33,461	7,873
Others (*)		618	-	618
		(24,970)	(25,020)	(49,990)
Ending balance	₩	280,197	(316,992)	(36,795)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

24. Defined benefit obligations (continued)

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2022 and 2021 are as follows: (continued)

		2021		
		Defined benefit obligation	Plan assets	Net defined benefit liabilities
Beginning balance	₩	313,516	(273,434)	40,082
Recognized in profit or loss as incurred:				
Current service cost		20,712	-	20,712
Interest expense (income)		8,268	(7,181)	1,087
		28,980	(7,181)	21,799
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		-	-	-
Financial assumptions		(7,426)	-	(7,426)
Experience adjustments.		3,549	-	3,549
- Return on plan assets		-	3,313	3,313
		(3,877)	3,313	(564)
Others:				
Contributions paid into the plan		-	(25,000)	(25,000)
Benefits paid by the plan		(15,930)	15,519	(411)
Others (*)		(565)	-	(565)
		(16,495)	(9,481)	(25,976)
Ending balance	₩	322,124	(286,783)	35,341

(*) Transfer from/to related parties

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2022 and 2021 are as follows:

		2022	2021
Time deposit	₩	316,660	286,381
Others		332	402
Fair value of plan assets	₩	316,992	286,783

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

24. **Defined benefit obligations (continued)**

(d) Actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	2022	**2021**
Discount rate (AA0)	5.62%	3.19%
Future salary increasing rate	2.50% + step-up rate	2.10% + step-up rate
Weighted average maturity	6.75 years	7.56 years

(e) Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2022 are as follows:

		2022	
		Defined benefit obligation	
		Increase	**Decrease**
Discount rate (1%p movement)	₩	(17,050)	18,841
Future salary increase rate (1%p movement)		19,250	(17,707)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The company reviews the level of accumulation of funds every year and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2022 (the next annual reporting period) is ₩ 17,100 million. The weighted average maturity of the defined benefit obligation as of December 31, 2022 and 2021 are 6.75 years and 7.56 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2022 and 2021 are as follows:

		2022				
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 years**	**Over 10years**	**Total**
Benefits paid by the plan	₩	14,733	20,768	77,343	142,415	165,263	420,522

		2021				
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 year**	**Over 10years**	**Total**
Benefits paid by the plan	₩	12,783	19,094	72,450	132,415	179,074	415,816

(g) The amounts recognized as expenses for defined contribution plans are W3,430 million and W2,848million for the years ended December 31, 2022 and 2021, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

25. Provisions

(a) Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2022				
Beginning balance	₩	264	204,917	5,020	12,363	222,564
Provision		61	3,500	158	33,223	36,942
Payment		(23)	-	(125)	(22,058)	(22,206)
Others (*)		-	-	20	-	20
Ending balance	₩	302	208,417	5,073	23,528	237,320

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2021				
Beginning balance	₩	33	195,849	4,785	26,212	226,879
Provision (reversal)		283	9,068	219	(5,189)	4,381
Payment		(52)	-	-	(8,660)	(8,712)
Others (*)		-	-	16	-	16
Ending balance	₩	264	204,917	5,020	12,363	222,564

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2022 and 2021 are as follows:

		2022	2021
Unused credit commitments	₩	91,358,278	87,060,206
Allowance		208,417	204,917
Ratio (%)		0.23	0.24

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

25. Provisions (continued)

(c) Changes in unused credit commitments for the years ended December 31, 2022 and 2021 are as follows:

		2022			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	79,592	123,710	1,615	204,917
12 month expected credit losses substitution		63,630	(63,351)	(279)	-
Lifetime expected credit losses substitution		(7,664)	7,697	(33)	-
Credit-impaired financial assets substitution		(270)	(1,179)	1,449	-
Provision (reversal) (*)		(44,482)	48,960	(978)	3,500
Ending balance	₩	90,806	115,837	1,774	208,417

(*) Provision has been increased in response to economic recession caused by COVID-19 pandemic. The Company recognized additional provision amounting to ₩19,583 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2022.

		2021			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	77,276	117,312	1,261	195,849
12 month expected credit losses substitution		58,636	(58,552)	(84)	-
Lifetime expected credit losses substitution		(8,389)	8,409	(20)	-
Credit-impaired financial assets substitution		(213)	(849)	1,062	-
Provision (reversal) (*)		(47,718)	57,390	(604)	9,068
Ending balance	₩	79,592	123,710	1,615	204,917

(*) Provision has been increased in response to economic recession caused by COVID-19 pandemic. The Company recognized additional provision amounting to ₩669 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2021. The Company accumulated an additional ₩4,878 million by readjusting the provisions reserve ratio for the portfolio to which COVID-19 credit recovery support measures are applied.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2022 and 2021 are as follows:

		2022	2021
Accounts payable	₩	2,112,964	1,948,077
Accrued expenses		276,883	282,898
Advances from customers		132,628	131,845
Unearned revenue		176,029	132,465
Withholdings (*)		440,657	422,183
Security deposits received		694,503	479,033
Present value discount account		(63,606)	(22,542)
Advances of gift card and others		415,510	35,698
Lease liabilities		19,899	18,777
PV discount on lease liabilities		(1,179)	(1,139)
Others (*)		347,309	320,802
	₩	4,551,597	3,748,097

(*) Includes point liabilities of ₩323,945 million and ₩315,343 million as of December 31, 2022 and 2021 respectively, which are classified in accordance with Korean IFRS 1115 and includes insurance liabilities of ₩3,095 and ₩3,649 million as of December 31, 2022 and 2021, which is classified in accordance with Korean IFRS 1104.

(b) Insurance liabilities

i) Details of insurance liabilities and reinsurance assets as of December 31, 2022 and 2021 are as follows:

		2022					
		Insurance Liabilities			Reinsurance Assets		
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	₩	2,125	970	3,095	2,125	970	3,095

		2021					
		Insurance Liabilities			Reinsurance Assets		
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	₩	2,631	1,018	3,649	2,631	1,018	3,649

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

26. Other Liabilities (continued)

(b) Insurance liabilities (continued)

ii) The income and expenses related to insurance contracts for the years ended December 31, 2022 and 2021 are as follows:

	2022						
Income				**Expenses**			
Premium Revenues	**Reinsurance Revenues**	**Contribution to reinsurance Asset**	**Total**	**Reinsurance Premium**	**Insurance cost**	**Contribution to insurance Liabilities**	**Total**
28,616	3,171	(554)	31,233	5,469	3,178	(554)	8,093

	2021						
Income				**Expenses**			
Premium Revenues	**Reinsurance Revenues**	**Contribution to reinsurance Asset**	**Total**	**Reinsurance Premium**	**Insurance cost**	**Contribution to insurance Liabilities**	**Total**
29,301	3,415	(1,108)	31,608	5,717	3,423	(1,108)	8,032

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

27. **Equity**

(a) Equity as of December 31, 2022 and 2021 are summarized as follows:

		2022	**2021**
Common stock	₩	626,847	626,847
Hybrid bond		399,901	-
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital surplus		7,944	7,944
		860,592	860,592
Capital adjustments			
Stock options		1,893	1,871
Accumulated other comprehensive loss			
Unrealized gain on valuation of financial assets at FVOCI		7,061	18,045
Effective portion of valuation gain on cash flow hedges		(14,920)	3,357
Remeasurements of the net defined benefit obligations		(27,573)	(58,270)
		(35,432)	(36,868)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (refer to "Note 28")		847,036	816,703
Voluntary reserve		12,216	11,216
Unappropriated Retained earnings (*)		4,330,300	4,102,261
		5,502,976	5,243,604
	₩	7,356,777	6,696,046

(*) The Company plans to reserve ₩76,421 million and ₩30,333 million of the unappropriated retained earnings for credit losses for the year ended December 31, 2022 and 2021.

(b) Capital and capital surplus

As of December 31, 2022 and 2021, par value of common stock is ₩5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

27. Equity (continued)

(c) Hybrid bond

Hybrid bonds classified as other equity instruments of December 31, 2022 and 2021 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2022
March 17, 2022	KRW	March 17, 2052	4.01	399,901

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition.

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

		2022				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	(863)	3,357	(58,270)	18,908	(36,868)
Gains (Losses) for the current period:						
Changes in fair value		(23,154)	-	-	7,872	(15,282)
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(109,330)	-	-	(109,330)
Changes in fair value of cash flow hedges		-	84,401	-	-	84,401
Remeasurements of the net defined benefit obligations		-	-	42,857	-	42,857
Deferred tax effect		6,123	6,652	(12,160)	(1,825)	(1,210)
Ending balance	₩	(17,894)	(14,920)	(27,573)	24,955	(35,432)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

27. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021 are as follows (continued):

		2021				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	-	(10,394)	(58,679)	16,205	(52,868)
Gains (Losses) for the current period:						
Changes in fair value		(1,190)	-	-	7,550	6,360
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(85,109)	-	-	(85,109)
Changes in fair value of cash flow hedges		-	104,077	-	-	104,077
Remeasurements of the net defined benefit obligations		-	-	564	-	564
Reclassification to retained earnings by sale		-	-	-	(2,771)	(2,771)
Deferred tax effect		327	(5,217)	(155)	(2,076)	(7,121)
Ending balance	₩	(863)	3,357	(58,270)	18,908	(36,868)

(e) Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2022 and 2021 are as follows:

		2022	2021
Revaluation surplus of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	1,000
	₩	12,216	11,216

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

27. Equity (continued)

(f) Statements of appropriation of retained earnings for the years ended December 31, 2022 and 2021 based on separate financial statements of the Company are as follows:

(In millions of won, except dividends per share)		2022	2021
Unappropriated retained earnings			
Balance at beginning of year	₩	3,733,308	3,441,370
Effect of changes in accounting policies		-	2,771
Dividend on hybrid bonds		(12,622)	-
Profit for the year		609,613	658,120
		4,330,299	4,102,261
Reversal of Reserve for credit losses		-	-
Balance at end of year before appropriation		4,330,299	4,102,261
Appropriation of retained earnings			
Transfer to reserve for credit losses		76,421	30,333
Reserves for electronic finance and credit information liability		-	1,000
Cash dividends		256,631	337,620
Dividends per share (dividend as a percentage of par value): ₩2,047 (40.94%) for 2022 ₩2,693 (53.86%) for 2021			
		333,052	368,953
Unappropriated retained earnings to be carried over to subsequent year	₩	3,997,247	3,733,308

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

28. **Reserve for credit losses**

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between allowance for credit losses recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal provision for credit losses.

(a) Provision for credit losses as of December 31, 2022 and 2021 are summarized as follows:

		2022	2021
Accumulated provision for credit losses	₩	847,036	816,703
Reserve for (reverse of) credit losses, scheduled		76,421	30,333
- Changes in 2022 and 2021		76,421	30,333
Ending balance of provision for credit losses	₩	923,457	847,036

(b) Details of profit for the year after adjusting for reserve of credit losses scheduled and provision for credit losses for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Profit for the year	₩	609,613	658,120
Reversal of (reserve for) credit losses, scheduled		(76,421)	(30,333)
Profit for the year after adjusting for reserve for credit losses	₩	533,192	627,787
Earnings per share after adjusting credit losses(*) (in won)	₩	4,152	5,007

(*) Dividend on hybrid bonds are excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

29. **Operating Revenue and Contract Liabilities**

(a) Details of operating revenues for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Revenue from contracts with customers			
Fee and commission income	₩	1,219,218	1,202,021
Revenue from others			
Interest income		2,344,686	2,187,419
Fee and commission income			
Loans		2,441	1,733
Installment loans		9,360	9,859
Leases		476,699	361,253
Other		32,573	33,027
Dividend income		415	430
Net income on financial assets at FVTPL		39,907	18,108
Gains on derivatives instruments		118,611	93,096
Gains on foreign currency transactions		51,156	36,546
Other operating income		157,591	159,250
	₩	4,452,657	4,102,742

(b) Classification of revenue from contracts with customers for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Revenue from contracts with customers			
Credit sales commission, etc.	₩	977,024	977,968
Insurance agency fee		76,108	80,657
Others		166,086	143,396
		1,219,218	1,202,021
Timing of revenue recognition			
Transferred at a point in time		985,435	987,866
Transferred over time		233,783	214,155
	₩	1,219,218	1,202,021

(c) The contract liabilities recognized by the company in relation to revenue from contracts with customers are as follows:

		2022	2021
Point liabilities	₩	323,945	301,386
Unearned revenue of annual fee		106,527	101,642
	₩	430,472	403,028

(*) Recognized as other liabilities in the separate financial statements of financial position.

(d) Among the revenue recognized in the years ended December 31, 2022 and 2021, the amount related to the contract liabilities carried forward in the prior term is ₩ 101,642 million and ₩ 92,225 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

30. Earnings per Share

Earnings per share for the year December 31, 2022 and 2021 are as follows:

		2022	2021
Profit for the year	₩	609,613	658,120
Dividend from hybrid bond		(12,622)	-
Profit for the year attributable to common stocks		596,991	658,120
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	₩	4,762	5,249

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2022 and 2021.

31. Share-Based Payment

Share-based payment as of December 31, 2022 is summarized as follows:

(a) Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2022 are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022
Type	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Cash-settled type	Cash-settled type	Cash-settled type e
Vesting period	2016	2017	2018	2019	2020	2021	2022
Performance condition			Based on relative stock price (20.0%)				
			Based on 4 year management index (80.0%)				
Estimated number of shares granted	67,660	68,377	60,378	84,004	72,210	101,408	99,784
Number of shares granted	51,560	62,011	58,878	-	-	-	-
Remaining number of shares granted	16,100	6,366	1,500	84,004	72,210	101,408	99,784

(*)The Company granted shares of Shinhan Financial Group. According to the commitment, the amount that the Company pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

31. Share-Based Payment (continued)

(a) Share-based payment arrangements with performance conditions (continued)

(ii) Granted shares and the fair value of grant date as of December 31, 2022 are as follows:

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,600	84,004	-	84,004
January 1, 2020	80,215	32,050	72,210	-	72,210
January 1, 2021	111,887	36,800	101,408	-	101,408
January 1, 2022	110,355	35,200	99,784	-	99,784
	627,223		553,821	172,449	381,372

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b) Share-based compensation expense for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Share-based payment arrangements with performance conditions	₩	3,500	4,213

(c) Details of accrued expenses and the intrinsic value as of December 31, 2022 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)
Share-based payment arrangements with performance conditions (*2)	₩	13,421	13,421

(*1) The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2022 and have been recognized as liabilities.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2022 and 2021 are as follows:

		2022	**2021**
Interest income			
Cash and due from banks	₩	4,972	3,014
Credit card receivables		1,962,359	1,877,852
Loans		178,405	134,097
Installment loans		146,130	129,594
Financing leases		44,037	39,954
Others		8,783	2,908
		2,344,686	2,187,419
Interest expenses			
Borrowings		(236,872)	(136,025)
Debentures		(427,864)	(342,457)
Lease liabilities (*)		(461)	(414)
Others		(12,300)	(7,347)
		(677,497)	(486,243)
Net interest income	₩	1,667,189	1,701,176

(*) It includes finance income and costs in financial lease receivables and lease liabilities under Korean IFRS 1116.

Interest income on impaired financial assets for the years ended December 31, 2022 and 2021 are ₩12,798 million and ₩11,071 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

33. **Net Fee and Commission Income**

Details of net fee and commission income for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Fee and commission income			
Credit card receivables	₩	1,219,218	1,202,021
Loans		2,441	1,733
Installment loans		9,360	9,859
Leases		476,699	361,253
Others (*)		32,573	33,027
		1,740,291	1,607,893
Fee and commission expense			
Credit card receivables		(1,081,823)	(1,015,295)
Installment loans		(33,042)	(32,389)
Leases		(2,459)	(1,647)
Others (*)		(104,233)	(101,464)
		(1,221,557)	(1,150,795)
Net fee and commission income	₩	518,734	457,098

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2022 and 2021, the amount of income related to debt exemption and debt suspension are ₩31,787 million and ₩32,716 million, respectively, and the amount of expense are ₩8,751 million and ₩9,235 million, respectively.

34. **Dividend Income**

Details of dividend income for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Financial assets at FVTPL in Korean currency	₩	35	30
Financial assets at FVOCI in Korean currency		380	400
	₩	415	430

35. **Provision for Credit Loss Allowance**

Details of provision for credit loss allowance for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Changes in credit card receivables at amortized cost and other	₩	(485,907)	(352,966)
Other assets		(19,528)	(22,395)
Allowance for unused loan commitments		(74)	(24)
Financial instruments at FVOCI		(3,500)	(9,067)
	₩	(509,009)	(384,452)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

36. **General Administrative Expenses**

General administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Relate to employees			
Salaries and wages	₩	186,797	182,243
Bonus		49,933	52,731
Incentive of results		20,062	36,240
Share-based compensation expense		3,500	4,213
Employee benefits		94,099	95,017
Travel		4,985	5,001
Defined benefit		20,711	21,799
Defined contribution		3,430	2,848
Honorary retirement allowance		8,223	26,211
		391,740	426,303
Depreciation and amortization			
Depreciation		37,128	44,999
Amortization		16,757	15,958
		53,885	60,957
Other general administrative expenses			
Communication		39,852	41,482
Utility		18,822	17,846
Vehicle maintenance		3,060	2,872
Supplies		8,839	9,198
Rent		496	536
Insurance		40,089	36,243
Repairs		84	59
Entertainment		1,763	1,443
Advertising		32,629	34,101
Sales promotion		44,353	39,834
Training		2,771	1,948
Publication		523	493
Freight		589	543
(Reversal of) Provision for asset retirement obligation		20	16
Taxes and dues		53,023	41,302
		246,913	227,916
	₩	692,538	715,176

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

37. Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2022 and 2021 are as follows:

Other operating income		**2022**	**2021**
Gains on recovery of bad debt (*)	₩	11,485	12,980
Reversal of other allowances		-	24,273
Others		146,106	121,997
		157,591	159,250
Other operating expenses			
Depreciation of lease assets		(351,306)	(256,595)
Others		(128,887)	(107,689)
		(480,193)	(364,284)
	₩	(322,602)	(205,034)

 (*) Represents the interest income acquired from the bad debts.

38. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2022 and 2021 are as follows:

Non-operating income		**2022**	**2021**
Gains on disposal of property and equipment	₩	62,921	497
Miscellaneous income		472	450
Others		13,613	14,712
		77,006	15,659
Non-operating expenses			
Donations		(10,484)	(9,540)
Provision for litigation allowance		(61)	(283)
Losses on disposal of property and equipment		(161)	(13)
Impairment loss on intangible assets, and property and equipment		(58)	-
Miscellaneous losses		(136)	(175)
Others		(1,268)	(1,244)
		(12,168)	(11,255)
	₩	64,838	4,404

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

39. Income Taxes

(a) The components of income tax expense for the year ended December 31, 2022 and 2022 are as follows:

		2022	2021
Current income taxes payable	₩	189,997	237,750
Adjustments to the income tax expense for prior period		(16,637)	(3,661)
Changes in deferred tax due to changes in temporary differences		15,821	6,458
Income tax expense associated with items recorded in equity		(1,173)	(6,936)
Others (*)		(1,647)	(5,395)
Income tax expense	₩	186,361	228,216

(*) The tax rate was changed due to amendments of the tax law at the end of 2022, reflecting the effect of changing the tax rate on deferred tax assets (liabilities) expected to be realized after 2023.

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2022 and 2021 are as follows:

		2022	2021
Profit before income taxes (A)	₩	795,974	886,336
Income taxes at applicable tax rate		218,893	243,743
Adjustments:			
Non-taxable income		(1,195)	(497)
Non-deductible expense		703	979
Tax deductions		(1,233)	(149)
Consolidated tax return effect and others		(30,807)	(15,860)
Income tax expense (B)	₩	186,361	228,216
Effective tax rate (B/A)		23.41%	25.75%

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

		2021		
		Beginning deferred tax assets (liabilities)	**Changes in profit or loss**	**Change in other comprehensive income**	**Ending deferred tax assets (liabilities)**
Accounts receivable	₩	79	(3)	-	76
Financial assets at FVOCI		1,195	(743)	-	452
Valuation on financial assets at FVOCI		(6,844)	-	4,298	(2,546)
Valuation on property and equipment, depreciation and others		(2,068)	(680)	-	(2,748)
Deferred loan origination costs		(14,393)	(1,505)	-	(15,898)
Derivative assets		(1,273)	-	6,652	5,379
Accrued expenses		18,726	(943)	-	17,783
Net defined benefit obligations		72,223	16,344	(12,827)	75,740
Plan assets		(66,334)	(18,247)	667	(83,914)
Other provisions		147,613	4,582	-	152,195
Others		(16,262)	(13,416)	-	(29,678)
	₩	132,662	(14,611)	(1,210)	116,841

		2021		
		Beginning deferred tax assets (liabilities)	**Changes in profit or loss**	**Change in other comprehensive income**	**Ending deferred tax assets (liabilities)**
Accounts receivable	₩	79	-	-	79
Financial assets at FVOCI		1,424	(229)	-	1,195
Valuation on financial assets at FVOCI		(6,146)	-	(698)	(6,844)
Valuation on property and equipment, depreciation and others		(2,176)	108	-	(2,068)
Deferred loan origination costs		(13,094)	(1,299)	-	(14,393)
Derivative assets		3,943	-	(5,216)	(1,273)
Accrued expenses		17,592	1,134	-	18,726
Net defined benefit obligations		66,411	6,878	(1,066)	72,223
Plan assets		(57,754)	(9,491)	911	(66,334)
Other provisions		145,453	2,160	-	147,613
Others		(16,612)	350	-	(16,262)
	₩	139,120	(389)	(6,069)	132,662

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

39. Income Taxes (continued)

(d) Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2022 and 2021 are as follows:

		2022				
		December 31, 2021		January 1, 2021		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect	
Changes in fair value of financial assets at FVOCI	₩	7,061	(2,547)	18,044	(6,845)	4,298
Effective portion of valuation gain or loss on cash flow hedges		(14,920)	5,378	3,357	(1,274)	6,652
Remeasurements of defined benefit obligations		(27,573)	9,943	(58,270)	22,103	(12,160)
	₩	(35,432)	12,774	(36,869)	13,984	(1,210)

		2021				
		December 31, 2021		January 1, 2021		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect	
Changes in fair value of financial assets at FVOCI	₩	18,044	(6,845)	16,204	(6,147)	(698)
Effective portion of valuation gain or loss on cash flow hedges		3,357	(1,274)	(10,394)	3,943	(5,217)
Remeasurements of defined benefit obligations		(58,270)	22,103	(58,678)	22,258	(155)
	₩	(36,869)	13,984	(52,868)	20,054	(6,070)

(e) The company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the company has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2022 and 2021 are as follows:

		2022	2021
Deferred tax assets	₩	251,625	239,837
Deferred tax liabilities		(134,784)	(107,175)
	₩	116,841	132,662

(f) Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g) As of December 31, 2022 and 2021 current tax liabilities are ₩79,203 million and ₩181,290 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Group.

(h) The Company is in the process of filing an administrative lawsuit against one case (claim amount: ₩ 21,611 million) as of the end of the year, which has tax uncertainty, but it is considered likely to win, so it was reflected as current tax assets and tax expenses.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

40. Statements of Cash Flows

(a) Details of cash and cash equivalents as of December 31, 2022 and 2021 are summarized as follows:

		2022	2021
Cash	₩	2	2
Available deposits from banks			
Deposits on demand		360,309	297,719
Current deposits		47,470	841
Foreign currency deposits		35	15
Others		-	2,003
		407,814	300,578
Cash and cash equivalents	₩	407,816	300,580

(b) The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2022 and 2021 are as follows:

		2022	2021
Cash and cash equivalents in the statements of financial position	₩	407,852	300,616
Adjustment:			
Restricted due from banks		(36)	(36)
Cash and cash equivalents in the statements of cash flows	₩	407,816	300,580

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

40. Statements of Cash Flows (continued)

(d) The separate statements of cash flows of the Company are prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2022 and 2021:

		2022	2021
Transaction related right-of-use assets	₩	14,153	9,528
Valuation of financial assets at FVOCI		(15,282)	6,359
Valuation of derivatives		(24,929)	18,969

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

		2022						
		Balance at January 1, 2022	**Changes from cash flows**	**Changes in foreign currency exchange rate**	**Amortization of discount on borrowings and debentures, etc.**	**Changes in fair value**	**Others**	**Balance at December 31, 2022**
Assets								
Net derivative assets	₩	45,930	3,200	-	-	88,942	-	138,072
Liabilities								
Borrowings		(9,371,167)	(2,211,010)	(35,174)	1,303	-	-	(11,616,048)
Debentures		(17,771,399)	(605,800)	(85,380)	(4,884)	-	-	(18,467,463)
Lease liabilities (*)		(17,638)	8,952	-	(461)	-	(9,573)	(18,720)
	₩	(27,160,204)	(2,807,858)	(120,554)	(4,042)	-	(9,573)	(30,102,231)

(*) The amount of change in cash flow includes ₩442 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2021						
		Balance at January 1, 2021	**Changes from cash flows**	**Changes in foreign currency exchange rate**	**Amortization of discount on borrowings and debentures, etc.**	**Changes in fair value**	**Others**	**Balance at December 31, 2021**
Assets								
Net derivative assets(liabilities)	₩	(63,257)	4,896	-	-	104,291	-	45,930
Liabilities								
Borrowings		(6,861,412)	(2,466,592)	(40,880)	(2,283)	-	-	(9,371,167)
Debentures		(17,218,991)	(492,948)	(54,930)	(4,530)	-	-	(17,771,399)
Lease liabilities (*)		(20,303)	8,251	-	(414)	-	(5,172)	(17,638)
	₩	(24,100,706)	(2,951,289)	(95,810)	(7,227)	-	(5,172)	(27,160,204)

(*) The amount of change in cash flow includes ₩401 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

41. **Contingent Liabilities and Commitments**

(a) Contingent liabilities

The Company has 22 pending lawsuits as a defendant including collection of overdue credit card as of December 31, 2022 for a total claim amount of ₩8,100 million. A legal provision of ₩302 million is recognized in the accompanying financial statements for expected loss due to lost litigation cases. Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the separate financial statements.

(b) ABS (Asset-Backed Securities) commitments

In trust-type asset securitizations, trust company can demand the Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2022, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2022, the Company has limit loan commitments amounting to ₩470 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ₩14,250 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2022, the uncollectible bad debts, for which right to claim is still effective, amounts to ₩3,279,501 million.

v) As of December 31, 2022 and 2021, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,358,278 million, and ₩87,060,206 million, respectively. As of December 31, 2022 and 2021, the balance of the Borrowing guarantee we provided to the subsidiary are ₩342,367 million and ₩220,516 million. As of December 31, 2022 and 2021, the securities purchase agreement signed by the Company are ₩104,546 million and ₩34,468 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

42. **Transfer of Financial Instruments**

The Company has transferred financial instruments including credit card receivables to Trust company pursuant to Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of transferred assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card receivables in accordance with Asset-Backed Securitization Act as of December 31, 2022 and 2021 are summarized as follows:

	Transfer date	**2022**	**2021**
Shinhan Card 2021-1	2021.01.21	-	630,000
Shinhan Card 2021-2	2021.09.09	-	678,947
Shinhan Card 2022-1	2022.04.28	679,988	-
Shinhan Card 2022-2	2022.08.18	870,072	-
Shinhan Card 2022-3	2022.12.22	581,594	-
	₩	2,131,654	1,308,947

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2022 and 2021 are summarized as follows:

	2022	**2021**
Credit card receivables measured at amortized cost ₩	5,163,763	4,745,424
Borrowings	2,951,109	2,996,402

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. Related Parties and related Parties Transactions

(a) As of December 31, 2022, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Credit Information Co., Ltd.(*1)	Subsidiaries
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
One Shinhan Connect Fund 2	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Investment Co., Ltd. (*2)	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd. (*3)	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd (*4)	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd. (*5)	Other related parties
Shinhan Venture Investment Co, Ltd	Other related parties
One Shinhan Futures Fund 1	Other related parties
One Shinhan Futures Fund 2	Other related parties
One Shinhan Futures Fund 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
Real Estate General Private Property Loan 2	Other related parties

(*1) The Company has acquired all issued shares and Shinhan Credit Information Co., Ltd. has been changed from other related parties to subsidiaries for the year ended December 31, 2022.
(*2) Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. for the year ended December 31, 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(a) As of December 31, 2022, related parties of the Company are summarized as follows: (continued)

(*3) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged as of January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd. The comparative information of Shinhan Asset Management Co., Ltd includes both amounts of Shinhan Asset Management Co., and Shinhan Alternative Investment Management Inc. as of December 31, 2021.
(*4) BNP Paribas Cardif General Insurance has changed its name to Shinhan EZ General Insurance Co., Ltd. for the year ended December 31, 2022.
(*5) Asia Trust Co., Ltd. has changed its name to Shinhan Asset Trust Co., Ltd. for the year ended December 31, 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

Related party / Account		2022	2021
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	48,105	40,904
Fee and commission income		31	11
Fee and commission expense		14,251	12,255
Other general and administrative expense		83	-
Shinhan Credit Information Co., Ltd.			
Fee and commission income		63	55
Fee and commission expense		25,258	26,120
Shinhan Finance LLC			
Fee and commission income		265	49
Shinhan Microfinance Co., Ltd.			
Fee and commission income		21	36
Other operating expenses		45	-
Shinhan Indo Finance			
Fee and commission income		250	211
Other operating expenses		70	178
Shinhan Vietnam Finance Co., Ltd.			
Interest income		3,850	3,168
Fee and commission income		298	295
(Reversal of) Provision for credit loss		57	2
Other operating income		218	-
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd			
Interest expense		-	1,626
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd			
Interest expense		-	2,425
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd			
Interest expense		1,903	9,986
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd			
Interest expense		5,846	8,414
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd			
Interest expense		7,387	7,579
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd			
Interest expense		4,759	4,991
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd			
Interest expense		7,649	7,495
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd			
Interest expense		4,565	4,302
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd			
Interest expense		6,285	1,947
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd			
Interest expense		10,087	-
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd			
Interest expense		6,859	-
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd			
Interest expense		461	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(b) Significant transactions with related parties for the years ended December 31, 2022 and 2021 are as follows: (continued)

Related party / Account		2022	2021
Shinhan Bank (*1)			
Interest income	₩	234	199
Interest expense		2,343	235
Fee and commission income		2,260	3,584
Fee and commission expense		165,869	172,881
Other general and administrative expense		3,468	3,020
Other operating income		60	65
Gain on derivatives		45,322	41,689
Loss on derivatives		-	6,850
(Reversal of) Provision for credit loss		6	(4)
Shinhan Life Insurance Co., Ltd.			
Interest income		747	563
Fee and commission income		4,879	15,222
Fee and commission expense		29	274
Interest expense		759	761
Other general and administrative expense		13	70
(Reversal of) Provision for credit loss		1	-
Shinhan DS Co., Ltd. (*2)			
Interest income		-	1
Fee and commission income		2	2
Fee and commission expense		63,855	57,561
Other operating income		3	1
Other general and administrative expense		5	25
(Reversal of) Provision for credit loss		(3)	(1)
Shinhan Investment Co., Ltd. (*1)			
Interest income		132	53
Interest expenses		-	42
Fee and commission income		141	154
Fee and commission expense		213	293
Other general and administrative expense		18	26
(Reversal of) Provision for credit loss		2	-
Jeju Bank			
Fee and commission income		13	14
Fee and commission expense		4	9
BNP Paribas Cardif Life Insurance			
Fee and commission income		40	42
Shinhan Savings Bank			
Fee and commission income		8	12
Other operating income		1,379	11
Shinhan Aitas Co., Ltd.			
Fee and commission income		1	2
Shinhan Asset Management Co., Ltd.			
Interest income		5	2
Fee and commission income		1	5
Interest income		5	-
Fee and commission expense		-	2
(Reversal of) Provision for credit loss allowance		(3)	1
SHC Management Co., Ltd.			
Other operating income		55	55

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(b) Significant transactions with related parties for the years ended December 31, 2022 and 2021 are as follows: (continued)

Related party / Account		2022	2021
Shinhan EZ General Insurance Co., Ltd.			
Fee and commission income	₩	1	4
Other operating income		1	-
(Reversal of) Provision for credit loss		(5)	6
Shinhan REITs Management Co., Ltd.			
Fee and commission income		16	16
Shinhan Asset Management Co., Ltd.			
(Reversal of) Provision for credit loss		1	1
Shinhan AI Co., Ltd.			
Interest income		-	2
Fee and commission income		16	2
Fee and commission expense		-	180
Other general and administrative expense		40	107
(Reversal of) Provision for credit loss		(2)	1

(*1) For the year-ended December 31, 2022 and 2021, the Company recognized the right-of-use assets amounting to ₩10,269 million and ₩11,203 million, and lease liabilities amounting to ₩9,924 million and ₩11,200 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized interest expense amounting to ₩20 million and ₩299 million, respectively.

(*2) As of December 31, 2022 and 2021, the Company acquired a tangible asset amounting to ₩1,915 million and ₩470 million, and an intangible asset from other related parties amounting to ₩10,947million and ₩8,600 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2022 and 2021 are summarized as follows:

Related party / Account	2022	2021
Shinhan Financial Group Co., Ltd.		
Credit card receivables	₩ 579	435
Financing lease assets	-	9
Consolidated tax accounts	21,634	93
Shinhan Credit Information Co., Ltd.		
Credit card receivables	142	112
Shinhan Vietnam Finance Co., Ltd.		
Loan receivables	139,403	130,405
Allowance for Doubtful Accounts	(142)	(85)
Accrued income	1,394	1,318
Accounts receivable	-	587
Shinhan Finance LLC		
Accounts receivable	-	348
Shinhan Microfinance Co., Ltd.		
Accounts receivable	-	40
Shinhan Indo Finance		
Accounts receivable	-	41
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	-	88,727
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	-	5,030
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	101,316	4,119
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	61,855	4,140
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	4,770	4,624
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	4,208	4,134
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	4,585	4,459
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	6,886	-
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	7,620	-
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd		
Accounts receivable	8,797	-
Shinhan Bank(*)		
Cash and due from banks	103,303	30,491
Credit card receivables	8,674	9,308
Financing lease assets	39	391
Allowance for Doubtful Accounts	(6)	(4)
Accounts receivable	8,239	9,843
Security deposits paid	9,571	9,284
Derivative assets	44,644	23,090
Shinhan Life Insurance Co., Ltd.(*)		
Credit card receivables	2,557	2,303
Allowance for Doubtful Accounts	(2)	(1)
Plan assets	33,236	32,555
Accounts receivable	-	1,574

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2022 and 2021 are summarized as follows

Related party / Account		2022	2021
Shinhan DS Co., Ltd.			
Credit card receivables	₩	744	475
Financing lease assets		-	10
Allowance for Doubtful Accounts		(3)	(4)
Shinhan Investment Co., Ltd.(*)			
Cash and due from banks		1,436	942
Credit card receivables		2,606	2,382
Allowance for Doubtful Accounts		(2)	(2)
Accounts receivable		-	1,449
Security deposits paid		300	300
Jeju Bank			
Cash and due from banks		731	214
Finance lease assets		-	8
BNP Paribas Cardif Life Insurance			
Credit card receivables		117	87
Shinhan Saving Bank			
Credit card receivables		173	96
Allowance for Doubtful Accounts		(1)	(1)
Shinhan Aitas Co., Ltd.			
Credit card receivables		187	131
Shinhan Capital Co., Ltd.			
Credit card receivables		426	377
Shinhan Asset Management Co., Inc.			
Credit card receivables		295	268
Allowance for Doubtful Accounts		-	(2)
Finance lease assets		64	-
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		55	24
Allowance for unused credit commitments		-	(2)
Shinhan REITs Management Co., Ltd.			
Credit card receivables		65	67
Shinhan AI Co., Ltd.			
Prepaid expenses		27	27
Credit card receivables		38	34
Finance lease assets		-	4
Allowance for Doubtful Accounts		-	(2)
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		349	384
Allowance for Doubtful Accounts		(1)	(1)
Shinhan Venture Investment Co, Ltd			
Credit card receivables		62	40
Total accounts receivable	₩	580,970	374,675

(*) For the year ended December 31, 2022, the Company has paid ₩7,426 million to Shinhan Financial Group Co., Ltd., the parent company, in relation to the joint group business. Of these, ₩6,820 million will be preserved by Shinhan Bank, Shinhan Investment Co., Ltd and Shinhan Life Insurance Co., Ltd., and the amount is included in the receivables and payables of related parties.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2022 and 2021 are summarized as follows (continued):

Related party / Account		2022	2021
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	2,224,939	2,189,765
Current tax liabilities		79,203	181,290
Accrued expenses		25,065	21,542
Allowance for unused credit commitments		1	-
Shinhan Credit Information Co., Ltd.			
Accounts payable		2,157	2,955
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd			
Borrowings		-	422,852
Accrued expenses		-	63
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd			
Borrowings		-	399,930
Accrued expenses		-	69
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd			
Borrowings		294,471	588,050
Accrued expenses		37	56
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd			
Borrowings		174,990	349,915
Accrued expenses		27	40
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd			
Borrowings		486,937	486,059
Accrued expenses		74	56
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd			
Borrowings		349,904	349,851
Accrued expenses		49	37
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd			
Borrowings		399,808	399,745
Accrued expenses		68	51
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd			
Borrowings		399,774	-
Accrued expenses		163	-
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd			
Borrowings		519,623	-
Accrued expenses		194	-
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd			
Borrowings		325,603	-
Accrued expenses		450	-
Shinhan Bank			
Borrowings		400,000	-
Derivative liabilities		-	2,493
Provision for restoration		550	550
Accounts payable		8,618	6,071
Accrued expenses		794	1,237
Lease liabilities		9,924	11,200
Allowance for unused credit commitments		11	7
Shinhan Life Insurance Co., Ltd.			
Accounts payable		30	57
Accrued expenses		128	144
Debentures		30,000	30,000
Allowance for unused credit commitments		1	1
Shinhan Investment Co., Ltd.			
Allowance for unused credit commitments		2	2

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2022 and 2021 are summarized as follows: (continued)

Related party / Account	2022	2021
BNP Paribas Cardif Life Insurance		
Allowance for unused credit commitments	1	-
Shinhan DS Co., Ltd.		
Accrued expenses	1,009	336
Accounts payable	-	5
Allowance for unused credit commitments	1	2
Shinhan Capital Co., Ltd.		
Allowance for unused credit commitments	1	-
Shinhan Asset Trust Co., Ltd.		
Allowance for unused credit commitments	1	-
Shinhan Saving Bank		
Allowance for unused credit commitments	-	1
Shinhan Asset Management Co., Inc.		
Allowance for unused credit commitments	-	1
Accounts payable	-	1
Shinhan EZ General Insurance Co., Ltd.		
Allowance for unused credit commitments	-	4
Total accounts payable ₩	5,734,608	5,444,438

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(d) Fund transactions between the related parties for the years ended December 31, 2022 and 2021 are summarized as follows:

(i) Borrowing· Repayment

Control relationship	Related party	2022			2021	
		Borrowing	Repayment	Issuance of hybrid bonds (*2)	Borrowing	Repayment
Parent Company	Shinhan Financial Group Co., Ltd.	₩ 300,000	(300,000)	400,000	513,684	(300,000)
Subsidiary	Shinhan card 2017-3	-	-	-	-	(307,427)
Subsidiary	Shinhan card 2018-1	-	-	-	-	(380,065)
Subsidiary	Shinhan card 2018-2	-	(423,000)	-	-	(84,600)
Subsidiary	Shinhan card 2019-1	-	(400,000)	-	-	-
Subsidiary	Shinhan card 2019-2	-	(294,500)	-	-	-
Subsidiary	Shinhan card 2019-3	-	(175,000)	-	-	-
Subsidiary	Shinhan card 2021-1	-	-	-	345,772	-
Subsidiary	Shinhan card 2021-2	-	-	-	394,796	-
Subsidiary	Shinhan card 2022-1	400,000	-	-	-	-
	Shinhan card 2022-2	521,760	-	-	-	-
	Shinhan card 2022-3	326,750	-	-	-	-
Other related party (*1)	Shinhan Bank	400,212	(1,729)	-	14,597	(1,796)

(*1) During the years ended December 31, 2022 and 2021, the lease liabilities recognized from the lease contracts with other related parties are ₩212 million and ₩14,597 million and repayments are ₩1,729 million and ₩1,796 million, respectively.

(*2) The expenses related to issuance of hybrid bonds are excluded. The Company has made payments of dividend ₩12,042 million related to hybrid bonds for the year ended December 31, 2022

(ii) Loan·Collection

Control relationship	Related party	2022		2021	
		Loan	Collection	Loan	Collection
Subsidiary	Shinhan Vietnam Finance Co., Ltd.	₩ -	-	34,449	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2022 and 2021 are summarized as follows (continued):

(iii) Investment - Collection

Control relationship	Related party		2022		2021	
			Investment	Collection	Investment	Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩	-	(397)	-	-
Other related party	One-Shinhan Futures New Technology Investment Association 2		-	-	390	-
Other related party	One-Shinhan Futures New Technology Investment Association 3		198	-	-	-
Other related party	Shinhan global flagship venture fund 1		6,000	-	-	-
Other related party	Real Estate General Private Property Loan 2		7,561	(386)	3,532	-
Associate	Wave Technology (*)		-	-	500	-
Associate	One-Shinhan Connect Fund 1		11,100	(12,163)	72,000	-
Associate	One-Shinhan Connect Fund 2		11,250	-	-	-

(*) It includes ₩130 million replaced by financial assets measured at FVTPL accounted for the year ended December 31, 2022, which is a part of related company's investment stock assets.

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(e) Key management personnel compensations for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Salaries and wages	₩ 3,469	2,984
Post-employment benefits	102	50
Share-based payments	1,238	1,658
	₩ 4,809	4,692

(f) The guarantee provided between the related parties as of December 31, 2022 and 2021 are as follows:

Guarantor	Guaranteed Party	Amount of guarantee		Details
		2022	2021	
Shinhan Card	Shinhan Indo Finance	₩ 97,080	98,832	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd	114,952	31,703	Borrowing guarantee
Shinhan Card	Shinhan Vietnam Finance Co., Ltd.	117,603	76,118	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.	12,732	13,863	Borrowing guarantee
		342,367	220,516	

(g) The guarantee provided by related parties as of December 31, 2022 and 2021 are as follows:

Guarantor	Guaranteed Party	Amount of guarantee		Details
		2022	2021	
Shinhan Bank	Shinhan Card Co., Ltd	₩ 300,000	500,000	Daily check overdraft agreement

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(h) The main agreement with related parties as of December 31, 2022 and 2021 are as follows:

Related Party		Amount of commitment		Details
		2022	2021	
Shinhan Bank	₩	898,006	1,170,693	Derivative facilities
Shinhan Indo Finance		57	946	Unused credit commitment
Shinhan Finance Co. Ltd		95,698	47,158	Unused credit commitment
Shinhan Vietnam Finance Co., Ltd.		118,894	27,927	Unused credit commitment
Shinhan Microfinance Co., Ltd.		2,355	4,139	Unused credit commitment
Shinhan Financial Group Co., Ltd.		3,421	3,565	Unused credit card commitment
Shinhan Bank		58,225	58,263	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		5,943	5,198	Unused credit card commitment
Shinhan DS Co., Ltd.		756	1,025	Unused credit card commitment
Shinhan Investment Co., Ltd		7,894	8,118	Unused credit card commitment
BNP Paribas Cardif Life Insurance		883	913	Unused credit card commitment
Shinhan Savings Bank		77	154	Unused credit card commitment
Shinhan Aitas Co., Ltd.		813	869	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,164	2,213	Unused credit card commitment
Shinhan Asset Management Co., Ltd.		705	301	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd		195	226	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		135	33	Unused credit card commitment
Shinhan Asset Trust Co., Ltd.		951	616	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		258	288	Unused credit card commitment
Shinhan AI Co., Ltd.		62	16	Unused credit card commitment
Structured Entities(*)		104,546	34,468	Securities purchase commitments

(*) The amount is for Company's associates and other structured entities that are other related parties

(i) The collateral provided to related parties as of December 31, 2022 and 2021 are as follows.

Related Party	Collateral asset		Set amount of collateral	
			2022	2021
Shinhan Bank	Bond(*)	₩	520,000	-

(*) The company provides lease bonds classified as operating leases and financial leases as collateral.

(j) For the year ended December 31, 2022, the receivables acquired and sold through Shinhan Investment Co., Ltd. amounted to ₩312,439 million and ₩342,915 million, respectively, of which Shinhan Investment Co., Ltd. acquired debentures issued by the Company for ₩ 190,000 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2022 and 2021
(In millions of won)

44. **Uncertainty due to Changes in Domestic and Global Economic Conditions**

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company's results of operations by increasing a potential impairment on assets and the expected credit losses of certain asset portfolio.

The risk exposure of the portfolio, which is determined to be highly affected by the COVID-19 virus, is as follows.

Classification	Business		Financial assets at amortized cost	Off-balance item
Credit Card Assets	Credit Sales	₩	439,882	
	Short-term card loans		187,652	870,572
	Long-term card loans		424,445	-
		₩	1,051,979	870,572

In comprehensive consideration of the above circumstances, the Company reassessed the forward-looking information used to estimate expected credit losses allowances in applying Korean IFRS 1109 *'Financial Instrument'*.

In a statistical model that assumes the correlation between the default rates used in estimating the expected credit losses and the major economic factors, The Company reassessed forecasting default rates by applying estimates from major economic factors.

The Company will continue to monitor forward-looking information, taking into account the duration of COVID-19 pandemic impact to the economy and the government's policies.

Report on Independent Auditor's
Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Chief Executive Officer (or President) of
Shinhan Card Co., Ltd.

We have reviewed the accompanying management's report on the effectiveness of Internal Control over Financial Reporting ("ICFR") of Shinhan Card Co., Ltd. (the "Company") as of December 31, 2021. The Company's management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management's report on the effectiveness of ICFR and issue a report based on our review. The management's report on the effectiveness of ICFR of the Company states that "Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company's ICFR, as at December 31, 2022, is designed and operating effectively, in all material respects, in conformity with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting"

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the separate financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review is based on the Company's ICFR as of December 31, 2022, and we did not review management's assessment of its ICFR subsequent to December 31, 2022. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 6, 2023

ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2022.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 15, 2023

Moon Dong Kwon, Chief Executive Officer

Kim Nam Jun, Internal Accounting Manager